2026 Second Quarter
Shareholder Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.0 PREFACE

In this Management’s Discussion and Analysis (MD&A), “Gildan”, the “Company”, or the words “we”, “us”, and “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

This MD&A comments on our operations, financial performance, and financial condition as at and for the three and six months ended June 28, 2026. All amounts in this MD&A are in U.S. dollars, unless otherwise noted. For a complete understanding of our business environment, trends, risks and uncertainties, and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read in conjunction with Gildan’s unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 28, 2026, and the related notes, and with our MD&A for the year ended December 28, 2025 (2025 Annual MD&A).

In preparing this MD&A, we have taken into account all information available to us up to July 29, 2026, the date of this MD&A. The unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 28, 2026 and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved and authorized for issuance by our Board of Directors on July 29, 2026.

The unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 28, 2026 have been prepared in accordance with generally accepted accounting principles ("GAAP"), more specifically, prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). All financial information contained in this MD&A is consistent with International Financial Reporting Standards (IFRS), except for certain information discussed in the section entitled “Definition and reconciliation of non-GAAP financial measures and related ratios” in this MD&A.

Additional information about Gildan, including our 2025 Annual Information Form, is available on our website at www.gildancorp.com, on the SEDAR+ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

2.0 CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, including statements related to the Gildan's Sustainable Growth (GSG) strategy and Next Generation ESG strategy and ESG targets, the construction and development of the Company's second textile facility within the Bangladesh complex (including related timing and expenditures), the anticipated benefits of the acquisition of HanesBrands Inc. (now HanesBrands LLC, "HanesBrands" or "Hanes"), the sale of HAA (as defined below) (including completion and expected timing thereof, the expected use of the proceeds from the sale transaction, and the Company's expectation that the completion of the transaction will accelerate a return to the midpoint of its target leverage framework), our deleveraging plan and expected reduction of our net debt to adjusted EBITDA leverage ratio, our planned capital expenditures during the next three years, and future return of capital to shareholders, including as it relates to dividends and share buybacks, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. In particular, information appearing under the headings “Our business”, “Strategy”, “Operating results”, “Liquidity and capital resources”, “Financial risk management”, and “Risks and uncertainties” contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of this MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:
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MANAGEMENT'S DISCUSSION AND ANALYSIS
•Changes in general economic, financial or geopolitical conditions globally or in one or more of the markets we serve;
•our ability to implement our growth strategies and plans, including our ability to bring projected capacity expansion online;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies (including in respect of the acquisition of HanesBrands);
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers, including our largest distributor;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the prices of raw materials and energy related inputs (including as a result of the ongoing conflicts in the Middle East), from current levels, used to manufacture and transport our products;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials, intermediate materials, and finished goods;
•the success of our marketing, promotional, and innovation programs;
•our level of indebtedness and potential consequences thereof on our business and operations;
•the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, and other unforeseen adverse events;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, compliance with or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•the impact, including broader economic impacts, of the tariffs imposed by the U.S. Administration and of any retaliation measures adopted by other governments, or the imposition of further restrictions or prohibitions on the export or import of goods between countries;
•elimination of government subsidies and credits that we currently benefit from, and the non-realization of anticipated new subsidies and credits;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•changes to and failure to comply with environmental and health and safety regulations;
•the impacts of global climate change on our business;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•our reliance on key management and our ability to attract and/or retain key personnel;
•negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•our ability to protect our intellectual property rights;
•our ability to protect the strength and reputation of our brands;
•operational problems with our information systems or those of our service providers as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•rapid developments in artificial intelligence;
•changes in accounting policies and estimates; and
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

3.0 OUR BUSINESS

3.1 Overview

Gildan is a leading vertically integrated manufacturer of everyday basic apparel, including activewear, underwear, socks and intimates products. Our products are sold to wholesale distributors, screenprinters, and embellishers globally, and to retailers in North America and internationally, including mass merchants, department stores, national chains, specialty retailers, craft stores, and online retailers, as well as directly to consumers. We also manufacture products for global lifestyle brand (GLB) companies who market these products under their own brands through their own retail establishments, e-commerce platforms, and/or to third-party retailers.

Manufacturing and operating as a socially responsible producer is at the heart of what we do. The vast majority of our sales are derived from products we manufacture ourselves. Since the Company’s formation, we have made significant capital investments in developing and operating our own large-scale, vertically integrated manufacturing facilities, including yarn production, textile and sock manufacturing, as well as sewing operations, controlling all aspects of the production process from start to finish for the garments we produce.

We believe the skill set that we have developed in designing, constructing, and operating our own manufacturing facilities, the level of vertical integration of our supply chain and the capital investments that we have made over the years differentiate us from our competition who are not as vertically integrated and may rely more heavily on third-party suppliers. Owning and operating the vast majority of our manufacturing facilities allows us to exercise tighter control over our production processes, efficiency levels, costs and product quality, as well as to provide reliable service with short production and delivery cycle times. In addition, running our own operations allows us to achieve adherence to high standards for environmental and social responsibility practices employed throughout our supply chain.

3.2 Our Operations

3.2.1 Brands, Products and Customers

The products we manufacture and sell are marketed under Company brands, including Gildan®, Hanes®, Comfort Colors®, American Apparel®, ALLPRO®, GOLDTOE®, Peds®, Bali®, Playtex®, Maidenform®, Bonds®, as well as Champion®, which is under an exclusive licensing agreement for the printwear channel in the U.S. and Canada, and Polo Ralph Lauren® also under a licensing agreement. Further, we manufacture for, and supply products to select leading global lifestyle brands, and to certain retail customers who market these products under their own exclusive brands.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
Our primary products include activewear tops and bottoms, underwear tops and bottoms, socks, and intimates. We sell our activewear products primarily in “blank” or undecorated form, without imprints or embellishment. The majority of the activewear products we sell are currently sold through the Wholesale channel, which includes wholesale distributors, screenprinters, embellishers and global lifestyle brand (GLB) customers. Wholesale distributors sell the blank garments to screenprinters/embellishers who decorate the products with designs and logos, and who in turn sell the embellished/imprinted activewear into a highly diversified range of end-use markets. These include educational institutions, athletic dealers, event merchandisers, promotional product distributors, charitable organizations, entertainment promoters, travel and tourism venues, and retailers. We also manufacture for and sell to select leading global athletic and lifestyle consumer brand companies who distribute these products within the retail channel through their own retail establishments, e-commerce platforms, and/or through third-party retailers. In addition to some activewear products, our widely recognized brand portfolio of underwear and socks for men, ladies and kids, bras, panties and shapewear is primarily sold through the Retail channel, encompassing large retailers both in North America and internationally, or directly to consumers. These retailers include mass merchants, department stores, national chains, sports specialty stores, food and drug retailers, dollar stores, and price clubs, all of which sell to consumers through their brick and mortar outlets and/or their e-commerce platforms. Additionally, we sell to pure-play online retailers who sell to consumers.

The following table summarizes our current primary product offering under Company and licensed brands:

Primary products	Product-line details	Brands[1]
Activewear	T-shirts, fleece tops and bottoms, sport shirts, polos, tank tops and scrubs
Gildan®, Hanes®, Gildan Performance®, Gildan Hammer®, Gildan Softstyle®, Gildan® Heavy Cotton™, Gildan® Ultra Cotton®, Gildan DryBlend®, Gildan® HeavyBlend™, Comfort Colors®, American Apparel®, Champion®(2), ALLPRO®, ComfortWash®, BEEFY®, Bonds®

Socks	athletic, dress, casual and workwear socks, liner socks, and socks for therapeutic purposes(3)	Gildan®, Hanes®, Gildan® Ultra Cotton®, GoldToe®, GoldToe® Signature™, GoldToe EditionTM, Peds®, MediPeds®, Powersox®
Underwear	men's and boys' underwear (tops and bottoms) and ladies panties	Gildan®, Hanes®, Gildan Platinum®, Gildan Softstyle®, Gildan Performance® BareSoft™, Gildan Performance® EZBreeze™, Bonds®, Berlei®, Bras N Things®, Polo Ralph Lauren®(4)
Intimates	women's lingerie, bras and shapewear	Bali®, Playtex®, WonderBra®, Maidenform®, Bonds®, Bras N Things®, Berlei®
(1) As of the closing of the acquisition of HanesBrands, the Company classified HanesBrands' Australian business as discontinued operations. This includes the following brands: Bonds®, Bras N Things®, Berlei® and Sheridan®.
(2) Under an exclusive licensing agreement for the printwear channel in the U.S. and Canada.
(3) Applicable only to MediPeds®.
(4) Under an exclusive licensing agreement for the US, Canada, Mexico, and Japan.

3.2.2 Manufacturing

The vast majority of our products are manufactured in facilities that we own and operate. To a much lesser extent, we also use third-party contractors to supplement certain product requirements. Our vertically integrated operations span the garment production process from start to finish, encompassing capital-intensive yarn-spinning, textile and sock manufacturing facilities, as well as labour-intensive sewing facilities. Our manufacturing operations are situated in four main hubs, specifically in the United States, Central America, the Caribbean, and Asia. We also have manufacturing operations in South America. All of our yarn-spinning operations are located in the United States, while textile, sewing, and sock manufacturing operations are situated in the other geographical hubs mentioned above, the largest of which is in Honduras in Central America.

In order to support further sales growth, continue to drive an efficient and competitive cost structure, and enhance geographic diversification in our supply chain, we added substantial manufacturing capacity with a significant expansion in Bangladesh, which involved the development of a large multi-plant manufacturing complex expected to house two large textile facilities and related sewing operations. The construction of the first textile and sewing complex was completed and fully ramped-up as of the second quarter of 2025. In February 2026, the Company announced plans to construct and develop its second textile facility within the Bangladesh complex (Phase 2). Initial production at the facility is expected to start in the latter part of 2027. The infrastructure is currently in place to support this expansion, with the required capital expenditure expected to fit within the Company's current budget and plans.
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MANAGEMENT'S DISCUSSION AND ANALYSIS
The following table provides a summary of our primary manufacturing operations by geographic region:

	North America	Central America	South America	Caribbean	Asia[4]
Yarn-spinning facilities(1): conversion of cotton, polyester and other fibres into yarn	■ United States (6 facilities)
Textile facilities: knitting yarn into fabric, dyeing and cutting fabric		■ Honduras (4 facilities)	■ Brazil	■ Dominican Republic (2 facilities)	■ Bangladesh (2 facilities)
Sewing facilities(2): conversion of fabric into garments	■ Mexico	■ Honduras (2 facilities) ■ Nicaragua (5 facilities) ■ El Salvador (2 facilities)	■ Brazil ■ Argentina	■ Dominican Republic (5 facilities)	■ Bangladesh (3 facilities) ■ Vietnam (2 facilities) ■ Indonesia
Garment-dyeing(3): pigment dyeing or reactive dyeing process (Pigment Pure™)		■ Honduras
Sock manufacturing facilities: conversion of yarn into finished socks		■ El Salvador
(1) While the majority of our yarn requirements are internally produced, we also use third-party yarn-spinning suppliers, primarily in Asia for our Bangladesh operations, to satisfy the remainder of our yarn needs. The majority of cotton used by our Asian contractors is U.S. cotton.
(2) Although the majority of our sewing facilities are Company-operated, we also use the services of third-party sewing contractors, primarily in Central America and Haiti, to satisfy the remainder of our sewing requirements.
(3) Garment dyeing is a feature of our Comfort Colors® products only, a proprietary dyeing process under the name Pigment Pure™ which involves a different dyeing process than how we typically dye the majority of our products at our textile facilities.
(4) As of the closing of the acquisition of HanesBrands, the Company classified HanesBrands' Australian business and its associated manufacturing facility in Indonesia as assets held for sale and discontinued operations.

3.2.3 Sales, marketing and distribution

Our global sales and marketing office is located in Christ Church, Barbados, where we have established customer related functions, including sales management, marketing, customer service, credit management, sales forecasting, production planning, inventory control, and logistics, as well as finance, human resources and information technology functions. Following the HanesBrands acquisition, we also maintain a significant presence in the United States which houses various sales, marketing and corporate business functions. We have established extensive distribution operations primarily through internally managed and operated large distribution centers across the Americas and other geographical locations where we manufacture and sell our products, including in Bangladesh and Australia. To supplement some of our distribution needs, we also use third-party warehouses in North America and Europe.

3.2.4 Employees and corporate office

We currently employ approximately 75,000 employees worldwide. Our corporate head office is located in Montreal, Canada.

3.3 Competitive environment

Competition in the basic apparel market is generally based upon service and product availability, price, quality, comfort and fit, style, and brand. We compete on these factors by leveraging our competitive strengths, including our strategically located and vertically integrated manufacturing supply chain, scale, cost structure, global distribution, and our brand positioning in the markets we serve. We believe our manufacturing skill set, together with our large-scale, low-cost vertically integrated supply chain infrastructure which we have developed through significant investments over time, are key competitive strengths and differentiators from our competition.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
We compete with large and smaller U.S. based and foreign manufacturers or suppliers of basic family apparel. Among the competing North American-based manufacturers is Fruit of the Loom, Inc., a subsidiary of Berkshire Hathaway Inc., which competes through its own brand offerings and those of its subsidiary, Russell Corporation, depending on the channel. These companies manufacture in some of the same geographies as Gildan and generally compete within the same basic apparel product categories in similar channels of distribution in North America and international markets. In socks, underwear and intimates, our competitors also include Renfro Corporation, Jockey International, Inc., Kayser Roth Corporation, Victoria's Secret and SKIMS. In addition, we compete with smaller U.S. based companies selling to or operating as wholesale distributors of imprintables activewear products, as well as Central American, Mexican and Asian manufacturers that supply products in the imprintables channel. Although we also compete with some of our customers' own private brand offerings, we also supply products to certain customers that are seeking strategic suppliers with our manufacturing capabilities to support their private brand offerings.

3.4 Recent events

U.S. administration trade policy update
The Company continues to monitor developments in U.S. trade policy and assess the potential impact of evolving tariff measures on its business, supply chain and financial results.

During 2025, the United States implemented country-specific reciprocal tariffs and other duties under the International Emergency Economic Powers Act ("IEEPA"). In February 2026, following the U.S. Supreme Court's decision invalidating the IEEPA tariff measures, those tariffs ceased to apply and were replaced by a temporary, broadly applicable 10% ad valorem tariff imposed under Section 122 of the Trade Act of 1974. The Section 122 tariff does not apply to goods qualifying for duty-free treatment under the Dominican Republic-Central America-United States Free Trade Agreement ("CAFTA-DR"). As a result, a significant portion of the Company's imports continues to qualify for preferential duty treatment.

During the second quarter of 2026, U.S. Customs and Border Protection ("CBP") implemented a phased administrative process through which importers may seek refunds of eligible duties previously paid under IEEPA. During the quarter, the Company submitted refund claims through the CBP process and received substantial refunds. The Company continues to pursue additional refund opportunities through subsequent phases of the CBP process and believes it has valid claims for the recovery of additional duties previously paid under IEEPA. While the Company expects to recover a substantial portion of eligible IEEPA duties paid, the timing and ultimate amount of future refunds remain subject to completion of the CBP administrative process and the resolution of related legal proceedings. For additional information, please refer to Note 9f of the unaudited condensed interim consolidated financial statements for the three and six months ended June 28, 2026.

During the second quarter of 2026, the Office of the United States Trade Representative ("USTR") initiated three industry-wide investigations under Section 301 of the Trade Act of 1974 examining (i) alleged forced labor practices in certain foreign jurisdictions, (ii) alleged market distortions resulting from overcapacity, and (iii) intellectual property protection and enforcement in Vietnam.

Following the end of the second quarter of 2026, the USTR issued its final determination in the forced labor investigation. The final action imposes additional duties generally ranging from 10% to 12.5% on imports from approximately 60 countries. The final action continues to exempt textile and apparel articles qualifying for duty-free treatment under CAFTA-DR. In addition, Haiti is not subject to the final Section 301 measures.

The overcapacity and Vietnam intellectual property investigations also remain ongoing and could result in additional trade measures affecting textile and apparel imports. Accordingly, the Company cannot reasonably estimate the timing, scope or potential impact of any additional duties or other trade actions that may ultimately be adopted. The Company has and will continue to monitor these developments closely and actively evaluate mitigation strategies with a view to adapting its business and operations as necessary.

The Company believes that its vertically integrated manufacturing platform, diversified sourcing strategy, extensive use of U.S. cotton and yarn, and the preferential treatment available under CAFTA-DR and other applicable trade programs position it well. In particular, the exemption for qualifying textile and apparel articles under CAFTA-DR is expected to limit the Company's exposure to the final Section 301 forced labor measures. However, given the dynamic nature of the international trade environment, there can be no assurance that mitigation strategies will fully offset the impact of future tariff actions or other changes in U.S. trade policy. See our risk factor disclosure regarding international trade agreements and international trade regulations in section 15.0 of our 2025 annual MD&A “Risks and Uncertainties” as well as section 2.0 of this MD&A “Caution Regarding Forward-Looking Statements".

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MANAGEMENT'S DISCUSSION AND ANALYSIS
In addition, the Company continues to monitor the situation in the Middle East region and related impact on the global energy markets and international shipping. See our risk factor disclosure in section 14.0 of this MD&A “Risks and Uncertainties”.

Agreement to Divest HanesBrands Australian Business
The Company announced that it has entered into a definitive agreement to divest its HanesBrands Australian Business (“HAA”) to BBFIT Investments Pte Ltd for an enterprise valuation of approximately $700 million Australian dollars (or approximately $490 million), subject to customary purchase price adjustments. The Company had communicated its intention to pursue a sale of HAA and announced the launch of a formal sale process in its fourth quarter 2025 earnings release, at which time the business was classified as held for sale and reported as discontinued operations.

The transaction is expected to close in the second half of 2026, subject to the receipt of required regulatory approvals and customary closing conditions. Proceeds from the transaction will be used to pay down a portion of the Company’s outstanding debt, accelerating Gildan’s return to the midpoint of its target leverage framework of 1.5x to 2.5x net debt to trailing twelve months pro forma adjusted EBITDA. As previously disclosed, the Company expects to renew its NCIB program when its net debt approximates the midpoint of its target leverage framework.

BBFIT Investments Pte Ltd is an associated entity of BB Retail Capital (BBRC), a global private investment firm.
Morgan Stanley & Co. LLC acted as financial advisor for Gildan in connection with this transaction.

4.0 STRATEGY

In 2022, Gildan launched its “Gildan Sustainable Growth” (GSG) strategy, which has since driven top and bottom-line growth, supported by three pillars: capacity expansion, innovation, and ESG. Over the past few years, we strengthened our vertically integrated model through initiatives such as acquiring and modernizing Frontier Yarns and completing the first phase of a major textile and sewing complex in Bangladesh. The construction of Bangladesh Phase 2 was announced in February 2026 with production expected to start in the latter part of 2027. We advanced innovation by introducing proprietary cotton technology, new product lines like Light Cotton™ and Softstyle™ Midweight Fleece, and Plasma Print Technology to enhance print quality and efficiency. Gildan is also actively investing in digital tools, predictive analytics, and artificial intelligence to accelerate decision-making across the organization, streamline processes, and optimize supply chain planning.

Gildan’s acquisition of HanesBrands creates a global leader in basic apparel, expanding the Company’s scale and diversifying its portfolio with HanesBrands’ iconic innerwear brands, while leveraging Gildan’s low-cost, vertically integrated manufacturing model. Furthermore, the acquisition enhances market reach across retail and wholesale while strengthening our innovation capabilities.

In 2026, Gildan embarked on its fifth year of implementing its Next Generation ESG strategy, which encompasses a broad range of initiatives. These include reducing carbon footprint and water intensity, fostering a circular economy, supporting regional economic development, ensuring respect for human rights, and maintaining safety standards throughout the supply chain. This strategy includes targets focused on five different pillars: Climate Energy and Water; Circularity; Human Capital Management; Long Term Value Creation; and Transparency and Disclosure. For more detailed information regarding the process of these initiatives, please refer to Gildan's 2025 Sustainability Report. Information in our 2025 Sustainability Report does not form part of and is not incorporated by reference in this MD&A.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

5.0 OPERATING RESULTS

5.1 Non-GAAP financial measures

We use non-GAAP financial measures and ratios to assess our operating and financial performance, financial condition and leverage, and liquidity. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. In this MD&A we use the following non-GAAP financial measures (on a continuing operations basis): adjusted net earnings, adjusted earnings before income taxes, adjusted income tax expense, adjusted gross profit, adjusted SG&A expenses, adjusted operating income, adjusted EBITDA. We also use the following non-GAAP ratios (on a continuing operations basis): adjusted diluted EPS, adjusted effective income tax rate, adjusted gross margin, adjusted SG&A expenses as a percentage of net sales, and adjusted operating margin. These financial metrics are used to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating and financial performance, and because we believe such measures provide meaningful information on the Company’s operating and financial performance and financial condition. Excluding these items does not imply they are non-recurring. Free cash flow is a non-GAAP financial measure that is presented including both continuing and discontinued operations, as this best represents the measure of the Company's ability to pay off incurred debt to manage its capital structure. We also use non-GAAP financial measures which include both total debt and net debt (including assets and liabilities held for sale), net debt leverage ratio (including assets and liabilities held for sale and both continuing and discontinued operations), as well as working capital excluding assets and liabilities held for sale.

The non-GAAP financial measures and ratios used by the Company are presented on a continuing operations basis (unless otherwise noted) and therefore exclude the results from discontinued operations. Discontinued operations include the results from the HanesBrands Australia ("HAA") operations which have been classified as held for sale and reported as discontinued operations as of December 1, 2025, the date of closing of the Hanes acquisition. The change has no impact on the comparative periods and financial measures previously reported by the Company since the acquisition of HanesBrands was completed in the fourth quarter of 2025 and results from the HanesBrands operations were therefore not included in the Company's results in respect of prior interim periods.

We refer the reader to section 15.0 entitled “Definition and reconciliation of non-GAAP financial measures and related ratios” in this MD&A for the definition and complete reconciliation of all non-GAAP financial measures used and presented by the Company to the most directly comparable IFRS measures.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
5.2 Summary of quarterly results - GAAP basis

The table below sets forth certain summarized unaudited quarterly financial data for net sales, net earnings, net earnings per share (basic and diluted) and weighted average number of shares (basic and diluted), for the eight most recently completed quarters. This quarterly information is unaudited and has been prepared on a GAAP basis in accordance with IAS 34 of IFRS. The financial results for any quarter are not necessarily indicative of the results to be expected for any future period.

For the three months ended (in $ millions, except share and per share amounts or otherwise indicated)	Q2 2026	Q1 2026	Q4 2025(2)	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024

Net sales	1,582.5	1,165.9	1,078.5	910.6	918.5	711.7	821.5	891.1
Net earnings (loss) from continuing operations	90.4	(55.1)	51.2	120.2	137.9	84.7	132.3	131.5
Net earnings (loss) from discontinued operations	(140.4)	(10.7)	4.9	—	—	—	—	—
Total net earnings (loss)	(50.0)	(65.8)	56.1	120.2	137.9	84.7	132.3	131.5
Basic earnings (loss) per share:
Continuing operations	0.49	(0.30)	0.32	0.81	0.91	0.56	0.86	0.82
Discontinued operations	(0.76)	(0.06)	0.04	—	—	—	—	—
Total(1)	(0.27)	(0.36)	0.35	0.81	0.91	0.56	0.86	0.82
Diluted earnings (loss) per share:
Continuing operations	0.49	(0.30)	0.32	0.80	0.91	0.56	0.86	0.82
Discontinued operations	(0.76)	(0.06)	0.04	—	—	—	—	—
Total(1)	(0.27)	(0.36)	0.35	0.80	0.91	0.56	0.86	0.82
Weighted average number of shares outstanding (in ‘000s):
Basic	185,176	185,158	160,155	149,230	150,762	151,875	153,975	160,862
Diluted	185,209	185,158	160,204	149,283	150,815	151,990	154,369	161,027
(1) Quarterly EPS may not add to year-to-date EPS due to rounding.
(2) Includes the results of Hanes since December 1, 2025.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

5.2.1 Seasonality and other factors affecting the variability of results and financial condition

Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decisions to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Although certain products have seasonal demand peak periods, competitive dynamics may influence the timing of customer purchases causing seasonal trends to vary somewhat from year to year. Historically, demand for T-shirts is lowest in the fourth quarter and highest in the second quarter of the year, when distributors purchase inventory for the peak summer selling season. Historically, demand for fleece is typically highest in advance of the fall and winter seasons, in the second and third quarters of the year. Sales of socks and underwear are typically higher during the second half of the year, during the back-to-school period and the Christmas holiday selling season. These seasonal sales trends also result in fluctuations in our inventory levels throughout the year.
QUARTERLY REPORT - Q2 2026 P.10

MANAGEMENT'S DISCUSSION AND ANALYSIS
Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibers are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs, and trims, which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand and global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable. While we enter into purchase contracts and derivative financial instruments in advance of delivery to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas, and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs, and trims. Changes in raw material costs are initially reflected in the cost of inventory and only impact net earnings when the respective inventories are sold.

Business acquisitions may affect the comparability of results. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period, as well as other significant costs relating thereto such as financing costs. Subsection 5.4.4 entitled “Restructuring and acquisition-related costs” in this MD&A contains a discussion of costs related to the Company’s restructuring actions and business acquisitions. The issuance of additional shares as consideration for the Hanes acquisition resulted in a significant increase in the total number of shares outstanding which contributed to lower net earnings (loss) per share (EPS). This increase in shares outstanding was partially offset by share repurchases made until August 8, 2025, which reduced the number of shares outstanding, and contributed to higher net earnings (loss) per share (EPS) than would have otherwise been the case. The effect of asset write-downs, including allowances for expected credit losses, provisions for discontinued inventories, and impairments of long-lived assets can also affect the variability of our results. Our results of operations over the past ten quarters have been impacted by a number of items affecting the comparability of results, as described below. SG&A expenses were impacted by costs relating to proxy contest and leadership changes and related matters (Q1 2024: $19.6 million, Q2 2024: $57.2 million, Q3 2024: $5.5 million, Q4 2024: $0.4 million; Q1 2025: $0.9 million, Q2 2025: $1.1 million, Q3 2025: $0.2 million, Q4 2025: $0.6 million, Q1 2026: $0.8 million and Q2 2026: $0.8 million), as explained in sections 5.4.3 and 15.0 of this MD&A. These costs were partially offset by the favorable impact of the Barbados jobs credit (Q4 2023 and Q1 2024: nil, Q2 2024: $17.2 million, Q3 2024: $6.8 million, Q4 2024: $17.8 million, Q1 2025: $8.1 million, Q2 2025: $11.6 million, Q3 2025: $12.2 million, Q4 2025: $13.9 million, Q1 2026: $11.4 million and Q2 2026: $9.5 million), and by the favorable impact from the Economic Diversification and Growth Fund Bill (“EDGF”) subsidy approved during the second quarter of fiscal 2026 for which the Company had submitted an application as part of its integration plan related to the Hanes acquisition (Q2 2026: $37.5 million). Results in Q2 2026 benefited from a $25 million IEEPA tariff refund recorded in gross profit (as well as $1.0 million of associated interest income classified in financial expenses, net), as discussed in sections 5.4.2 and 3.4 of this MD&A. Our results have also been impacted by a number of items directly related to the acquisition of Hanes, including: i) inventory fair value step-up cost recorded in cost of sales (Q4 2025: $35.4 million, Q1 2026: $106.3 million and Q2 2026: $85.6 million), ii) bridge facility commitment fees of $9.3 million in Q3 2025, incurred in connection with financing arrangements related to the acquisition, iii) net interest expense of $2.9 million in Q4 2025 on bond issuance prior to the closing of the acquisition, iv) gain on debt redemption, net of debt breakage fee of $3.5 million in Q4 2025, v) post consideration settlement for vested shares related to the Hanes acquisition $19.8 million in Q4 2025 included in restructuring and acquisition related costs, vi) acquisition-related transaction and integration costs (Q4 2025: $59.5 million, Q1 2026: $17.1 million and Q2 2026: $9.7 million), vii) severance and other charges related to the integration of Hanes (Q4 2025: $27.5 million, Q1 2026: $27.1 million and Q2 2026: $11.9 million), and viii) write-off of equipment related to facility closures associated with the integration of Hanes (Q1 2026: $14.4 million and Q2 2026: $66.6 million).

Our reported amounts for net sales, cost of sales, SG&A expenses, and financial expenses or income are impacted by fluctuations in certain foreign currencies versus the U.S. dollar as described in the “Financial risk management” section of this MD&A. The Company periodically uses derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

QUARTERLY REPORT - Q2 2026 P.11

MANAGEMENT'S DISCUSSION AND ANALYSIS
5.3 Selected financial information

(in $ millions, except per share amounts or otherwise indicated)	Three months ended				Six months ended
	Jun 28, 2026	Jun 29, 2025	Variation		Jun 28, 2026	Jun 29, 2025	Variation
			$	%			$	%

Net sales	1,582.5	918.5	664.0	72.3%	2,748.4	1,630.2	1,118.2	68.6%
Gross profit	459.8	289.4	170.4	58.9%	738.1	511.3	226.8	44.4%
Adjusted gross profit(1)	545.4	289.4	256.0	88.5%	930.0	511.3	418.7	81.9%
SG&A expenses	193.8	81.7	112.1	n.m.	412.5	169.1	243.4	n.m.
Adjusted SG&A expenses(1)	193.0	80.7	112.3	n.m.	410.9	167.1	243.8	n.m.
Restructuring and acquisition-related costs	90.0	8.1	81.9	n.m.	151.0	13.1	137.9	n.m.
Operating income	175.9	199.5	(23.6)	(11.8)%	174.6	329.1	(154.5)	(46.9)%
Adjusted operating income(1)	352.3	208.7	143.6	68.8%	519.1	344.2	174.9	50.8%
Adjusted EBITDA(1)	420.6	246.3	174.3	70.8%	641.7	412.2	229.5	55.7%
Financial expenses	69.3	32.0	37.3	n.m.	136.0	61.9	74.1	n.m.
Income tax expenses	16.2	29.6	(13.4)	(45.3)%	3.3	44.7	(41.4)	(92.6)%
Adjusted income tax expense(1)	45.1	30.8	14.3	46.4%	65.1	46.6	18.5	39.7%
Net earnings (loss)
Continuing operations	90.4	137.9	(47.5)	(34.4)%	35.3	222.6	(187.3)	(84.1)%
Discontinued operations (net of tax)	(140.4)	—	(140.4)	n.m.	(151.1)	—	(151.1)	n.m.
Total net earnings (loss)	(50.0)	137.9	(187.9)	n.m.	(115.7)	222.6	(338.3)	n.m.
Adjusted net earnings from continuing operations(1)	237.9	145.9	92.0	63.1%	318.0	235.7	82.3	34.9%
Basic earnings (loss) per share
Continuing operations	0.49	0.91	(0.42)	(46.2)%	0.19	1.47	(1.28)	(87.1)%
Discontinued operations	(0.76)	—	(0.76)	n.m.	(0.82)	—	(0.82)	n.m.
Total	(0.27)	0.91	(1.18)	n.m.	(0.63)	1.47	(2.10)	n.m.
Diluted earnings (loss) per share
Continuing operations	0.49	0.91	(0.42)	(46.2)%	0.19	1.47	(1.28)	(87.1)%
Discontinued operations	(0.76)	—	(0.76)	n.m.	(0.82)	—	(0.82)	n.m.
Total	(0.27)	0.91	(1.18)	n.m.	(0.63)	1.47	(2.10)	n.m.
Adjusted diluted EPS from continuing operations(1)	1.28	0.97	0.31	32.0%	1.72	1.56	0.16	10.3%
Gross margin(2)	29.1%	31.5%	n/a	(2.4) pp	26.9%	31.4%	n/a	(4.5) pp
Adjusted gross margin(1)	34.5%	31.5%	n/a	3.0 pp	33.8%	31.4%	n/a	2.4 pp
SG&A expenses as a percentage of net sales(3)	12.2%	8.9%	n/a	3.3 pp	15.0%	10.4%	n/a	4.6 pp
Adjusted SG&A expenses as a percentage of net sales(1)	12.2%	8.8%	n/a	3.4 pp	15.0%	10.3%	n/a	4.7 pp
Operating margin(4)	11.1%	21.7%	n/a	(10.6) pp	6.4%	20.2%	n/a	(13.8) pp
Adjusted operating margin(1)	22.3%	22.7%	n/a	(0.4) pp	18.9%	21.1%	n/a	(2.2) pp
n.m. = not meaningful
n/a = not applicable
(1) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
(2) Gross margin is defined as gross profit divided by net sales.
(3) SG&A as a percentage of sales is defined as SG&A divided by net sales.
(4) Operating margin is defined as operating income (loss) divided by net sales.
Certain minor rounding variances exist between the consolidated financial statements and this summary.
QUARTERLY REPORT - Q2 2026 P.12

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Jun 28, 2026	Dec 28, 2025	Variation
			$	%
Total assets	10,056.6	10,465.2	(408.6)	(3.9)%
Total non-current financial liabilities	3,585.9	3,863.7	(277.8)	(7.2)%
Long-term debt (including current portion)	4,531.1	4,313.7	217.4	5.0%
Net debt(1)	4,688.9	4,417.1	271.8	6.2%
Quarterly cash dividend declared per common share	0.249	0.226	0.023	10.2%
Net debt leverage ratio(1)	3.2	3.0	n/a	n/a
n.m. = not meaningful
n/a = not applicable
(1) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.

5.4 Operating review

5.4.1 Net sales

As a result of the HanesBrands acquisition, the Company has implemented a realignment of its internal sales teams to more closely align with its go-to-market strategy. As a result, effective the first quarter of fiscal 2026, the Company has transitioned from disclosing net sales for Activewear and Innerwear to providing the same information on a Retail and Wholesale basis. Wholesale comprises sales to distributors, screenprinters, embellishers and global lifestyle brand (GLB) customers. Retail comprises sales to mass merchants, department stores, national chains, specialty retailers, online retailers and directly to consumers.

Net sales from continuing operations by channel were as follows:

	Three months ended				Six months ended
(in $ millions, or otherwise indicated)	Jun 28, 2026	Jun 29, 2025	Variation		Jun 28, 2026	Jun 29, 2025	Variation
			$	%			$	%

Wholesale	769.4	781.4	(12.0)	(1.5)%	1,321.4	1,407.8	(86.3)	(6.1)%
Retail	813.1	137.1	676.0	n.m.	1,427.0	222.4	1,204.6	n.m.
Total net sales	1,582.5	918.5	664.0	72.3%	2,748.4	1,630.2	1,118.3	68.6%
The Company recast comparative figures to conform to the current period's presentation.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Net sales from continuing operations were derived from customers located in the following geographic areas:

	Three months ended				Six months ended
(in $ millions, or otherwise indicated)	Jun 28, 2026	Jun 29, 2025	Variation		Jun 28, 2026	Jun 29, 2025	Variation
			$	%			$	%

United States	1,438.6	825.6	613.1	74.3%	2,507.7	1,458.1	1,049.6	72.0%
Canada	42.9	32.0	10.8	33.8%	67.8	60.0	7.9	13.1%
International	101.0	60.9	40.1	65.8%	172.9	112.1	60.8	54.3%
Total net sales	1,582.5	918.5	664.0	72.3%	2,748.4	1,630.2	1,118.3	68.6%
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q2 2026 P.13

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended June 28, 2026, net sales from continuing operations were $1.58 billion, up 72.3% over the prior year, in line with guidance of approximately $1.6 billion. The year over year increase reflects the HanesBrands acquisition partially offset by the impact of integration initiatives announced in the fourth quarter of 2025 to optimize our manufacturing footprint and accelerate synergy capture. This includes lower volumes stemming from a continuation of our proactive inventory reduction across customer channels as we integrate HanesBrands, which temporarily reduced sell-in as previously communicated. Furthermore, the non-recurrence of some pre-buying in the second quarter of 2025 ahead of pricing actions also affected sales, primarily in Retail.

Wholesale sales were $769 million compared to $781 million, down 1.5% versus the prior year. The decline in Wholesale sales is mainly due to the aforementioned proactive inventory reduction across our combined customer channels, partially offset by pricing initiatives. We continued to see market share gains in key growth categories such as ringspun and fleece, driven by our product innovation; furthermore, Comfort Colors®, American Apparel® and Champion® continued to gather momentum with our customers, generating double-digit sales growth year over year.

Retail sales were $813 million versus $137 million in the prior year, primarily reflecting the acquisition of HanesBrands and pricing actions, partly offset by several factors impacting volumes. These include: broader market softness toward the end of the quarter, lower seasonal inventory builds at certain large retail customers reflecting their tempered optimism in the current environment, the non-recurrence of some pre-buying activity in the second quarter of 2025 ahead of pricing actions, and to a lesser extent, the lower sell-in previously detailed.

For the six months ended June 28, 2026, net sales from continuing operations were $2.75 billion, up 68.6% versus the same period last year, primarily reflecting the HanesBrands acquisition, partly offset by the non-recurrence of some pre-buying in the first half of 2025 ahead of tariffs and expected pricing actions at the time.

Wholesale sales were $1.32 billion, down $86 million or 6.1%, due to lower volumes stemming from our previously communicated proactive inventory reduction as we integrate HanesBrands, which temporarily reduced sell-in, partly offset by pricing initiatives.

Retail sales were $1.43 billion, up $1.20 billion versus the same period last year, primarily reflecting the HanesBrands acquisition and pricing initiatives, partly offset by broader market softness toward the end of the second quarter, lower seasonal inventory builds at certain large retail customers, reflecting their tempered optimism in the current environment as well as the non-recurrence of some pre-buying activity in the second quarter of 2025 ahead of pricing actions. Albeit to a lower extent, Retail sales were also affected by the lower sell-in due to our proactive inventory reduction as previously detailed.

QUARTERLY REPORT - Q2 2026 P.14

MANAGEMENT'S DISCUSSION AND ANALYSIS
5.4.2 Gross profit/margin and adjusted gross profit/margin

	Three months ended			Six months ended
(in $ millions, or otherwise indicated)	Jun 28, 2026	Jun 29, 2025	Variation	Jun 28, 2026	Jun 29, 2025	Variation

Gross profit	459.8	289.4	170.4	738.1	511.3	226.8
Adjustments for:
Inventory fair value step-up cost recorded as part of the Hanes business acquisition(1)	85.6	—	85.6	191.9	—	191.9
Adjusted gross profit(2)	545.4	289.4	256.0	930.0	511.3	418.7
Gross margin	29.1%	31.5%	n/a	26.9%	31.4%	n/a
Adjusted gross margin(2)	34.5%	31.5%	n/a	33.8%	31.4%	n/a
(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
(2) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The increase in gross profit for the three and six months ended June 28, 2026 was driven by the acquisition of HanesBrands.

Gross margin for the three months ended June 28, 2026 was 29.1% of net sales, versus 31.5% of net sales in the same period last year. Adjusting for an inventory fair value step-up cost of $86 million recorded as part of the HanesBrands acquisition, adjusted gross profit was $545 million, or 34.5% of net sales compared to 31.5% in the prior year. The 300-basis point improvement mainly reflects the favorable contribution from HanesBrands, lower raw material costs, and to a lesser extent pricing initiatives to partially offset the impact from tariffs which continued to impact gross margins notwithstanding an approximate $25 million benefit recorded in the quarter from a Phase I tariff refund under U.S. Customs and Border Protection's (CBP) refund process.

Gross margin for the six months ended June 28, 2026 was 26.9% of net sales, versus 31.4% of net sales in the same period last year. Adjusting for an inventory fair value step-up cost of $192 million recorded as part of the HanesBrands acquisition, adjusted gross profit was $930 million, or 33.8% of net sales compared to 31.4% in the prior year. The 240-basis point improvement mainly reflects the favorable contribution from HanesBrands, pricing initiatives to partially offset the impact from tariffs, and lower raw material and manufacturing costs. These factors were partially offset by the impact from tariffs. The adjusted gross margin improvement also includes a positive impact of approximately $25 million related to IEEPA tariff refunds recorded in the second quarter.

QUARTERLY REPORT - Q2 2026 P.15

MANAGEMENT'S DISCUSSION AND ANALYSIS
5.4.3 Selling, general and administrative expenses (SG&A)

	Three months ended			Six months ended
(in $ millions, or otherwise indicated)	Jun 28, 2026	Jun 29, 2025	Variation	Jun 28, 2026	Jun 29, 2025	Variation

SG&A expenses	193.8	81.7	112.1	412.5	169.1	243.4
Adjustments for:
Costs relating to proxy contest and leadership changes and related matters(1)	(0.8)	(1.1)	0.3	(1.6)	(2.0)	0.4
Adjusted SG&A expenses(2)	193.0	80.6	112.4	410.9	167.1	243.8
SG&A expenses as a percentage of net sales	12.2%	8.9%	n/a	15.0%	10.4%	n/a
Adjusted SG&A expenses as a percentage of net sales(2)	12.2%	8.8%	n/a	15.0%	10.3%	n/a
(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
(2) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

For the three months ended June 28, 2026, SG&A expenses were $194 million compared to $82 million in the prior year. Adjusted SG&A expenses were $193 million or 12.2% of net sales compared to $81 million or 8.8% of net sales for the same period last year. The increase in adjusted SG&A in the quarter reflects the acquisition of HanesBrands, including the impact of higher amortization of intangible assets and depreciation of property, plant and equipment resulting from the fair value purchase accounting impacts of the acquisition. This was partially offset by synergies realized from the HanesBrands integration process and a subsidy recorded, as part of the HanesBrands integration plan, under the Barbados Economic Diversification and Growth Fund (EDGF), which was retroactive to 2025.

For the six months ended June 28, 2026, SG&A expenses were $412 million, $243 million above prior year levels. Adjusted SG&A expenses were $411 million, or 15.0% of net sales, compared to $167 million or 10.3% of net sales last year, mainly reflecting the HanesBrands acquisition (including the impact of higher amortization of intangible assets and depreciation of property, plant and equipment resulting from the fair value purchase accounting impacts of the acquisition), higher general and administrative costs and variable compensation expenses. This was partly offset by synergies realized as part of the HanesBrands integration process and the subsidy recorded, as part of the HanesBrands integration plan, under the EDGF which was retroactive to 2025.

In fiscal year 2025, the Government of Barbados enacted the Economic Diversification and Growth Fund Bill (the "EDGF"), a program designed to stimulate employment and economic growth in Barbados. Earlier this year, the Company submitted an application to the EDGF as part of its integration plan of HanesBrands and during Q2 2026 the Company received confirmation that its application was accepted as submitted. During Q2, 2026, the Company recognized $37.5 million for the EDGF, as a reduction of SG&A expenses in the interim consolidated statements of earnings and comprehensive income, of which $25 million relates to conditions met in fiscal 2025 and $12.5 million relates to fiscal 2026. Refer to note 9e of the unaudited condensed interim consolidated financial statements for additional information.

QUARTERLY REPORT - Q2 2026 P.16

MANAGEMENT'S DISCUSSION AND ANALYSIS
5.4.4 Restructuring and acquisition-related costs

	Three months ended			Six months ended
(in $ millions)	Jun 28, 2026	Jun 29, 2025	Variation	Jun 28, 2026	Jun 29, 2025	Variation

Employee termination and benefit costs	11.9	3.6	8.4	39.0	3.6	35.5
Exit, relocation and other costs	1.8	4.0	(2.2)	3.5	6.7	(3.2)
Net loss (gain) on disposal, and write-downs of property, plant and equipment (PP&E), right-of-use assets and computer software related to exit activities	66.6	(0.1)	66.7	81.0	2.2	78.8
Acquisition-related transaction and integration costs	9.7	0.7	9.0	27.5	0.7	26.8
Restructuring and acquisition-related costs	90.0	8.2	81.9	151.0	13.2	137.9
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Restructuring and acquisition-related costs for the six months ended June 28, 2026 primarily reflect expenses associated with the integration of Hanes. These costs include $39.0 million for severance and other related charges (mainly for the closures of manufacturing facilities, including a hosiery manufacturing facility, two textile manufacturing facilities, and a sewing facility), $71.9 million for the write-off of equipment related to these facility closures, and include $7.9 million related to exit costs from terminating leases and the impairment of a distribution centre located in the U.S. The period also includes $3.0 million in transaction costs related to the HAA (which is classified as a discontinued operation) sale process. In addition, $21.1 million was incurred for other Hanes integration-related expenses (including consulting and IT costs), $2.7 million in additional transaction costs, and $2.9 million in other exit and relocation costs associated with the closure of the hosiery manufacturing facility and a sewing facility. Unrelated to Hanes, there is approximately $2.5 million of other charges including costs relating to restructuring activities initiated in previous years. Restructuring and acquisition-related costs for the six months ended June 29, 2025 include $6.7 million of costs relating to the exit of third-party sewing contractor relationships in the south of Haiti, $3.1 million for the closure of a U.S. yarn-spinning facility, and other charges including costs relating to restructuring activities initiated in previous years.

5.4.5 Operating income and adjusted operating income

	Three months ended			Six months ended
(in $ millions, or otherwise indicated)	Jun 28, 2026	Jun 29, 2025	Variation	Jun 28, 2026	Jun 29, 2025	Variation

Operating income	175.9	199.5	(23.6)	174.6	329.1	(154.5)
Adjustments for:
Restructuring and acquisition-related costs(1)	90.0	8.1	81.9	151.0	13.1	137.9
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	85.6	—	85.6	191.9	—	191.9
Costs relating to proxy contest and leadership changes and related matters(1)	0.8	1.1	(0.3)	1.6	2.0	(0.4)
Adjusted operating income(2)	352.3	208.7	143.6	519.1	344.2	174.9
Operating margin	11.1%	21.7%	n/a	6.4%	20.2%	n/a
Adjusted operating margin(2)	22.3%	22.7%	n/a	18.9%	21.1%	n/a
(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
(2) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q2 2026 P.17

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended June 28, 2026, the Company generated operating income of $176 million, compared to $199 million in the prior year. Adjusting for restructuring and acquisition-related costs and the inventory fair value step-up cost as part of the HanesBrands acquisition, adjusted operating income was $352 million up $144 million year over year. Adjusted operating margin was 22.3% of net sales, down 40 basis points versus last year but 260 basis points ahead of guidance of around 19.7%. The year over year decrease in adjusted operating margin reflects HanesBrands' lower operating margins due to historically higher levels of SG&A relative to Gildan and a net headwind (inclusive of tariff refunds) from International Emergency Economic Powers Act (IEEPA) tariffs, partly offset by a favourable contribution from the EDGF subsidy, lower raw material costs and pricing initiatives implemented to partially offset the impact from tariffs.

For the six months ended June 28, 2026, the Company generated operating income of $175 million, or 6.4% of net sales, compared to operating income of $329 million or 20.2% of net sales last year. Excluding restructuring and acquisition related costs, the inventory fair value step-up cost as part of the HanesBrands acquisition, adjusted operating income was $519 million or 18.9% of net sales, up $175 million compared to the prior year, but down 220 basis points as a percentage of net sales, reflecting HanesBrands' lower operating margins due to historically higher levels of SG&A relative to Gildan and a net headwind (inclusive of tariff refunds) from IEEPA tariffs, partly offset by a favourable contribution from the EDGF subsidy, lower raw material costs and pricing initiatives implemented to partially offset the impact from tariffs.

5.4.6 Financial expenses, net

	Three months ended			Six months ended
(in $ millions)	Jun 28, 2026	Jun 29, 2025	Variation	Jun 28, 2026	Jun 29, 2025	Variation

Interest expense on financial liabilities recorded at amortized cost	54.0	25.6	28.4	106.5	49.7	56.8
Bank and other financial charges	12.6	5.7	6.9	22.4	11.2	11.2
Interest earned on tariff refunds	(1.0)	—	(1.0)	(1.0)	—	(1.0)
Interest accretion on discounted lease obligations	4.0	1.3	2.7	7.8	2.7	5.1
Interest accretion on discounted provisions	0.1	0.1	—	0.3	0.2	0.1
Foreign exchange (gain) loss	(0.5)	(0.7)	0.2	0.1	(1.9)	2.0
Financial expenses, net	69.2	32.0	37.2	136.1	61.9	74.2
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The increase in interest expense for the three and six months ended June 28, 2026 of $28 million and $57 million, respectively, was mainly due to the impact of higher average borrowing levels, partially offset by lower average effective interest rates on our long-term debt (5.1% in fiscal 2026 compared to 5.4% in fiscal 2025). The increase in bank and other financial charges was mainly due to higher fees incurred on our receivables sale program, due to higher volumes under this program, partially offset by lower variable rates. The increase in interest accretion on discounted lease obligations was mainly due to higher lease liabilities as a result of the Hanes acquisition. Foreign exchange gains and losses in both periods relate primarily to the revaluation of net monetary assets denominated in foreign currencies.

QUARTERLY REPORT - Q2 2026 P.18

MANAGEMENT'S DISCUSSION AND ANALYSIS
5.4.7 Income taxes
The Company’s average effective income tax rate is calculated as follows:

	Three months ended			Six months ended
(in $ millions, or otherwise indicated)	Jun 28, 2026	Jun 29, 2025	Variation	Jun 28, 2026	Jun 29, 2025	Variation

Income tax expense	16.2	29.6	(13.4)	3.3	44.7	(41.4)
Adjustments for:
Income tax recovery relating to restructuring charges and other adjustments	28.9	1.2	27.7	61.8	1.9	59.9
Adjusted income tax expense(3)	45.1	30.8	14.3	65.1	46.6	18.5

Earnings from continuing operations before income taxes	106.6	167.5	(60.9)	38.6	267.3	(228.7)
Adjustments for:
Restructuring and acquisition-related costs(1)	90.0	8.1	81.9	151.0	13.1	137.9
Inventory fair value step-up cost recorded as part of the Hanes business acquisition(1)	85.6	—	85.6	191.9	—	191.9
Costs relating to proxy contest and leadership changes and related matters(1)	0.8	1.1	(0.3)	1.6	2.0	(0.4)
Adjusted earnings from continuing operations before income taxes(3)	283.0	176.7	106.3	383.1	282.4	100.7

Average effective income tax rate(2)	15.2%	17.7%	n/a	8.5%	16.7%	n/a
Adjusted effective income tax rate(3)	15.9%	17.4%	n/a	17.0%	16.5%	n/a
(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
(2) Average effective income tax rate is calculated as income tax expense divided by earnings from continuing operations before income taxes.
(3) Adjusted income tax expense and adjusted earnings from continuing operations before income tax are non-GAAP financial measures, and adjusted effective income tax rate is a non-GAAP ratio calculated as adjusted income tax expense divided by adjusted earnings from continuing operations before income taxes. See section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The income tax expense recognized for the three and six months ended June 28, 2026, compared to the income tax expense recognized in the same period in 2025, reflects the tax benefit of $7.2 million and $13.2 million (2025 - $1.2 million and $1.9 million), respectively, associated with restructuring charges, and the tax benefit of $21.7 million and $48.6 million (2025 – nil and nil), respectively, related to the inventory fair value step-up cost recorded as part of the Hanes business acquisition, recorded during each period. Excluding these items, the increase in adjusted income tax expense is primarily attributable to higher adjusted earnings and a shift in the geographical distribution of the Company’s pre-tax earnings following the acquisition of Hanes, resulting in a higher proportion of earnings taxed in the United States, subject to a higher tax rate relative to other jurisdictions in which the Company operates, partly offset by recoveries related to prior years recorded in the current period.

The decrease in the effective income tax rate for the three and six months ended June 28, 2026, compared to the same period last year was mainly due to the tax benefit associated with restructuring charges and the inventory fair value step-up cost and the recoveries related to prior years recorded in the period, as discussed above.

The changes in the adjusted effective income tax rate for the three and six months ended June 28, 2026, compared to the same periods last year, were attributable to a shift in the geographical distribution of the Company’s pre-tax earnings following the acquisition of Hanes, as discussed above. For the three-month period, the increase related to the geographical distribution was more than offset by tax recoveries related to prior years, resulting in a decrease in the adjusted effective income tax rate, while for the six-month period, the same tax recoveries only partially offset the impact of the geographical distribution shift, resulting in an increase in the adjusted effective income tax rate.

QUARTERLY REPORT - Q2 2026 P.19

MANAGEMENT'S DISCUSSION AND ANALYSIS
5.5 Net earnings, adjusted net earnings, and earnings per share measures

	Three months ended			Six months ended
(in $ millions, except per share amounts)	Jun 28, 2026	Jun 29, 2025	Variation	Jun 28, 2026	Jun 29, 2025	Variation

Net earnings from continuing operations	90.4	137.9	(47.5)	35.3	222.6	(187.3)
Adjustments for:
Restructuring and acquisition-related costs(1)	90.0	8.1	81.9	151.0	13.1	137.9
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	85.6	—	85.6	191.9	—	191.9
Costs relating to proxy contest and leadership changes and related matters(1)	0.8	1.1	(0.3)	1.6	2.0	(0.4)
Income tax (recovery) relating to the above-noted adjustments	(28.9)	(1.2)	(27.7)	(61.8)	(1.9)	(59.9)
Adjusted net earnings from continuing operations(2)	237.9	145.9	92.0	318.0	235.8	82.2

Basic EPS from continuing operations	0.49	0.91	(0.42)	0.19	1.47	(1.28)
Diluted EPS from continuing operations	0.49	0.91	(0.42)	0.19	1.47	(1.28)
Adjusted diluted EPS from continuing operations(2)	1.28	0.97	0.31	1.72	1.56	0.16
(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
(2) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The decrease in GAAP net earnings from continuing operations for the three months ended June 28, 2026 compared to the same period last year was mainly due to the decrease in operating income and higher financial expenses. Reflecting the lower net earnings and a higher outstanding share base as a result of the acquisition, GAAP diluted earnings per share from continuing operations were $0.49, compared to GAAP diluted earnings per share of $0.91 in the prior year. Adjusting for restructuring and acquisition-related costs, the inventory fair value step-up cost and an income tax recovery related to restructuring charges and other adjustments, adjusted diluted EPS from continuing operations were $1.28, up 32.0% from $0.97 in the prior year. The adjusted diluted EPS from continuing operations includes the positive impact of $0.11 per share from the aforementioned IEEPA tariff refunds in Q2 2026.

The decrease in GAAP net earnings from continuing operations for the six months ended June 28, 2026 compared to the same period last year was mainly due to the decrease in operating income and higher financial expenses. Adjusting for restructuring and acquisition-related costs, the inventory fair value step-up cost and an income tax recovery of $61.8 million related to restructuring charges and other adjustments, adjusted net earnings from continuing operations during the six months ended June 28, 2026 were $318.0 million compared to $235.8 million the same period in the prior year. Reflecting the lower net earnings and a higher outstanding share base as a result of the acquisition, GAAP diluted earnings per share from continuing operations were $0.19, compared to GAAP diluted earnings per share of $1.47 in the prior year, and adjusted diluted earnings per share from continuing operations were $1.72, up from $1.56 in the same period in the prior year.
QUARTERLY REPORT - Q2 2026 P.20

MANAGEMENT'S DISCUSSION AND ANALYSIS

6.0 FINANCIAL CONDITION

6.1 Current assets and current liabilities

(in $ millions)	Jun 28, 2026	Dec 28, 2025	Variation

Cash and cash equivalents	268.3	284.5	(16.2)
Trade accounts receivable	1,076.4	955.7	120.7
Inventories	2,168.3	2,370.2	(201.9)
Prepaid expenses, deposits and other current assets	214.6	140.3	74.3
Accounts payable and accrued liabilities	(1,032.1)	(1,264.2)	232.1
Income tax payable	(31.5)	(80.8)	49.3
Current portion of lease obligations	(57.6)	(59.8)	2.2
Current portion of long-term debt	(945.2)	(450.0)	(495.2)
Total working capital(1)	1,661.2	1,895.9	(234.7)
Current ratio(2)	1.8	2.0	(0.2)
n.m. = not meaningful
(1) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
(2) Current ratio is defined as current assets (excluding assets held for sale) divided by current liabilities (excluding liabilities held for sale).
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•The increase in trade accounts receivable (net of accrued sales discounts) was primarily due to the impact of higher sales in the second quarter of fiscal 2026 compared to the fourth quarter of fiscal 2025. The increase was also driven by seasonally lower accrued sales discounts compared to the end of fiscal 2025 mainly reflecting the payout of annual rebate programs in the first quarter of fiscal 2026. These increases were partially offset by a decrease in days sales outstanding and by higher sales of trade accounts receivable to financial institutions under receivables purchase agreements.

•The decrease in inventories was mainly due to lower average units costs mainly due to the impact of lower reciprocal tariffs and by the impact of the inventory fair value step-up cost of $191.9 million recognized in cost of sales in the first half of fiscal 2026 relating to the Hanes business acquisition.
•The increase in prepaid expenses, deposits and other current assets is mainly due to higher fair value of derivative financial instrument assets, as well as the recognition of tariff refunds receivable in the second quarter of 2026 (refer to note 9g of the unaudited condensed interim consolidated financial statements for the three and six months ended June 28, 2026 for additional information), and the recognition of the EDGF subsidy receivable (refer to note 9e of the unaudited condensed interim consolidated financial statements for the three and six months ended June 28, 2026 for additional information).

•The decrease in accounts payable and accrued liabilities was mainly due to the timing of remittances to banks of sold receivable collections, the impact of lower days payable outstanding, and seasonally lower accruals for variable compensation, partially offset by an increase in the fair value of derivative financial instrument liabilities.

•Working capital was $1,661.2 million as at June 28, 2026, compared to $1,895.9 million as at December 28, 2025. The current ratio at the end of the second quarter of fiscal 2026 was 1.8, compared to 2.0 at the end of fiscal 2025.

•Assets and liabilities held for sale, and reported as a discontinued operation (excluded from working capital) were acquired as part of the Hanes acquisition and relate to the business of HAA. Cost of sales included in earnings from discontinued operations for the six months ended June 28, 2026 includes a one-time $23 million of inventory fair value step-up cost. As at June 28, 2026, the Company recorded an impairment loss of $153.0 million on the assets held for sale of HAA to write them down to their estimated fair value less costs to sell. The impairment reflected a decline in the estimated recoverable amount due to unfavorable recent market conditions within Australia.
QUARTERLY REPORT - Q2 2026 P.21

MANAGEMENT'S DISCUSSION AND ANALYSIS
6.2 Property, plant and equipment, right-of-use assets, intangible assets, and goodwill

(in $ millions)	Property, plant and equipment	Right-of-use assets	Intangible assets	Goodwill

Balance, December 28, 2025	1,467.7	234.8	3,021.4	868.8
Additions	47.4	42.6	3.4	—
PPA adjustments	(0.6)	—	(2.8)	(24.0)
Depreciation and amortization	(66.0)	(23.8)	(29.0)	—
Transfers to assets held for sale	(46.7)	—	—	—
Net carrying amounts of disposals and write-downs	(78.9)	(9.9)	—	—
Balance, June 28, 2026	1,322.9	243.7	2,993.0	844.8
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•The decrease in property, plant and equipment mainly reflects the impact of write-downs of equipment related to facility closures associated with the integration of Hanes, depreciation, and the reclassification of PP&E to assets held for sale related to facility closures, partially offset by capital expenditures related to textile and sewing manufacturing operations, as well as the continued modernization of yarn-spinning facilities.

•The increase in right-of-use assets mainly reflects the impact of a distribution facility lease extension entered into during the second quarter of fiscal 2026, partially offset by depreciation and by disposals mainly related to the partial exit of a distribution facility in the U.S.

•Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, and computer software. The decrease in intangible assets mainly reflects the amortization of $29.0 million, primarily related to customer relationships acquired as part of the Hanes acquisition.

6.3 Other non-current assets and non-current liabilities

(in $ millions)	Jun 28, 2026	Dec 28, 2025	Variation

Deferred income tax assets	21.0	23.0	(2.0)
Other non-current assets	99.0	139.7	(40.7)
Long-term debt	(3,585.9)	(3,863.7)	277.8
Lease obligations	(264.8)	(254.7)	(10.1)
Deferred income tax liabilities	(364.6)	(401.1)	36.5
Employee benefit obligations	(104.8)	(118.4)	13.6
Other non-current liabilities	(47.7)	(29.4)	(18.2)
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•The decrease in other non-current assets is mainly due to a decrease in the fair value of derivative financial instrument assets, partially offset by higher jobs credits receivable balance.

•See section 8.0 of this MD&A entitled “Liquidity and capital resources” and subsection 7.4 of this MD&A entitled "Cash flows from (used in) financing activities", for the discussion on long-term debt.

•The change in lease obligations mainly reflects principal payments made during the six months ended June 28, 2026, partially offset by new and renewed distribution facility lease agreements entered into during the first half of fiscal 2026.

QUARTERLY REPORT - Q2 2026 P.22

MANAGEMENT'S DISCUSSION AND ANALYSIS
•The net decrease in deferred income tax liabilities relates mainly to the tax impacts of the inventory fair value step-up cost recorded during the first half of fiscal 2026, which is related to the deferred tax liabilities recorded as part of the Hanes acquisition.

•Other non-current liabilities include provisions, employee benefit obligations, certain derivative financial instrument liabilities, and the long-term portion of income taxes payable.

7.0 CASH FLOWS

The cash flows related to discontinued operations have not been segregated. Accordingly, the cash flows provided below include the results of continuing and discontinued operations.

7.1 Cash flows from (used in) operating activities

	Three months ended			Six months ended
(in $ millions)	Jun 28, 2026	Jun 29, 2025	Variation	Jun 28, 2026	Jun 29, 2025	Variation

Net earnings (loss)	(50.0)	137.9	(187.9)	(115.7)	222.6	(338.3)
Adjustments for:
Depreciation and amortization	68.3	37.6	30.7	122.6	67.9	54.7
Non-cash restructuring costs (recoveries) related to property, plant and equipment (PP&E), right-of-use assets, and computer software	66.7	(0.1)	66.8	81.1	2.2	78.9
Impairment of assets held for sale - discontinued operations	153.0	—	153.0	153.0	—	153.0
Loss on business dispositions	12.6	—	12.6	12.6	0.0	12.6
Deferred income taxes	(12.3)	2.3	(14.6)	(36.8)	1.3	(38.1)
Share-based compensation	8.8	9.5	(0.7)	21.3	18.4	2.9
Other	56.0	0.5	55.5	40.1	(1.3)	41.4
Changes in non-cash working capital balances	44.3	0.4	43.9	(210.2)	(265.1)	54.9
Cash flows from operating activities	347.4	188.1	159.3	68.0	46.0	22.0
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•Cash flows from operating activities were $68 million for the six months ended June 28, 2026, compared to cash flows from operating activities of $46 million in the corresponding period last year. The slight increase is mainly due to a lower increase in non-cash working capital, the impairment of HAA, higher depreciation and amortization and higher losses related to property, plant and equipment and right-of-use asset write-offs, largely offset by the impact of a net loss in the current period compared to net earnings in the comparative period.

•Non-cash working capital increased by $210 million during the six months ended June 28, 2026, compared to an increase of $265 million during the six months ended June 29, 2025. The smaller increase was mainly due to a decrease in inventories in the current period compared to an increase for the six months ended June 29, 2025, and a lower increase in trade accounts receivable, partially offset by a decrease in accounts payable and accrued liabilities as well as a decrease in income taxes payable in the current period compared to increases in the prior year period, as well as a higher increase prepaid expenses, deposits and other current assets. See section 6.1 “Current assets and current liabilities” for additional explanations on the variances between December 28, 2025 and June 28, 2026 impacting non-cash working capital.

QUARTERLY REPORT - Q2 2026 P.23

MANAGEMENT'S DISCUSSION AND ANALYSIS
7.2 Cash flows from (used in) investing activities

	Three months ended			Six months ended
(in $ millions)	Jun 28, 2026	Jun 29, 2025	Variation	Jun 28, 2026	Jun 29, 2025	Variation

Purchase of property, plant and equipment	(19.9)	(33.1)	13.2	(48.6)	(55.3)	6.7
Purchase of intangible assets	(1.3)	(1.3)	0.0	(2.9)	(2.4)	(0.5)
Business dispositions	(21.9)	—	(21.9)	(21.9)	—	(21.9)
Proceeds from sale and leaseback, disposal of assets held for sale and other disposals of PP&E	0.2	0.2	—	—	0.2	(0.2)
Cash flows used in investing activities	(42.9)	(34.2)	(8.7)	(73.4)	(57.5)	(15.9)
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•Cash flows used in investing activities were $73 million for the six months ended June 28, 2026, compared to cash flows used in investing activities of $58 million in the corresponding period last year. The change was mainly due to cash flows from the disposition of Champion Japan, partially offset by lower capital expenditures in 2026.

•Capital expenditures1 for the six months ended June 28, 2026 are described in section 6.2 of this MD&A entitled "Property, plant and equipment, right-of-use assets, intangible assets, and goodwill".

7.3 Free cash flow

	Three months ended			Six months ended
(in $ millions)	Jun 28, 2026	Jun 29, 2025	Variation	Jun 28, 2026	Jun 29, 2025	Variation

Cash flows from operating activities	347.4	188.2	159.2	68.0	46.0	22.0
Cash flows used in investing activities	(42.9)	(34.2)	(8.7)	(73.3)	(57.5)	(15.8)
Adjustment for:
Cash flows related to business dispositions	21.9	—	21.9	21.9	—	21.9
Free cash flow(1)	326.4	154.0	172.4	16.6	(11.5)	28.1
(1) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•The year over year increase in free cash flow of $28 million for the six months ended June 28, 2026 was mainly due to a $22 million increase in operating cash flows, which was largely in line with the Company's expectations, and the impact of cash flows related to the disposition of Champion Japan, partially offset by slightly higher cash flows used in investing activities (as explained in section 7.2 of this MD&A entitled "Cash flows from (used in) investing activities").

(1) Capital expenditures include purchases of property, plant and equipment and intangible assets.
QUARTERLY REPORT - Q2 2026 P.24

MANAGEMENT'S DISCUSSION AND ANALYSIS
7.4 Cash flows from (used in) financing activities

	Three months ended			Six months ended
(in $ millions)	Jun 28, 2026	Jun 29, 2025	Variation	Jun 28, 2026	Jun 29, 2025	Variation

Net (decrease) increase in amounts drawn under long-term bank credit facility	(655.0)	5.0	(660.0)	(240.0)	80.0	(320.0)
Net increase in commercial paper drawings	495.2	—	495.2	495.2	—	495.2
Proceeds from issuance of Senior unsecured notes	—	—	—	—	486.3	(486.3)
Repayment of delayed draw term loan	—	—	—	—	(300.0)	300.0
Proceeds from the issuance of shares	0.5	0.4	0.1	0.9	9.2	(8.3)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	0.1	(0.1)	0.2	(52.0)	(21.3)	(30.7)
Dividends paid	(92.4)	(68.5)	(23.9)	(92.4)	(68.5)	(23.9)
Repurchase and cancellation of shares	—	(76.4)	76.4	—	(138.0)	138.0
Payment of lease obligations	(25.3)	(4.5)	(20.8)	(48.1)	(8.9)	(39.2)
Share repurchases for settlement of non-Treasury RSUs	(1.2)	—	(1.2)	(72.7)	(25.8)	(46.9)
Payment of tax on shares repurchased for cancellation under normal course issuer bid program	—	—	—	(3.3)	(14.9)	11.6
Transaction costs on equity issuance	—	—	—	(0.1)	—	(0.1)
Deferred financing costs	2.1	—	2.1	1.8	—	1.8
Cash flows used in financing activities:	(276.0)	(144.1)	(131.9)	(10.7)	(1.9)	(8.8)
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•Cash flows used financing activities for the six months ended June 28, 2026 of $11 million were mainly related to the payment of dividends, funds used for the settlement of the stock-based awards vesting, and for the payment of lease obligations, largely offset by net cash inflows relating to long-term debt. Cash flows used in financing activities for the six months ended June 29, 2025 of $2 million were mainly related to the repurchase and cancellation of common shares under the NCIB programs, the payment of dividends, and funds used for the settlement of the stock-based awards vesting, largely offset by net cash inflows relating to long-term debt.

QUARTERLY REPORT - Q2 2026 P.25

MANAGEMENT'S DISCUSSION AND ANALYSIS

8.0 LIQUIDITY AND CAPITAL RESOURCES

8.1 Capital allocation framework
Historically, our primary uses of funds have been for working capital requirements, capital expenditures, business acquisitions, and the payment of dividends and share repurchases, which we have funded with cash generated from operations and with funds drawn from our long-term debt facilities. We have established a capital allocation framework intended to enhance sales and earnings growth as well as shareholder returns. After funding working capital needs, our first priority of cash use is to fund our organic growth with the required capital investments. Beyond these requirements, our next priorities for capital allocation are to support our dividends and for opportunistic complementary acquisitions with a preference towards opportunities that could enhance our supply chain model. In addition, we have used excess cash to repurchase shares under normal course issuer bid programs.

The Company has set a net debt leverage target ratio2 of 1.5 to 2.5 times pro-forma adjusted EBITDA for the trailing twelve months, which it believes will provide an efficient capital structure and a framework within which it can execute on its capital allocation priorities. As a result of the closing of the Hanes acquisition, our net debt leverage ratio exceeds our stated target range. Accordingly, we paused our share repurchases starting in August 2025, and we expect share repurchases to resume when our net debt leverage ratio approximates the midpoint of the target range. We expect that cash flows from operating activities and the unutilized financing capacity under our long-term debt facilities, will continue to provide us with sufficient liquidity to fund our organic growth strategy, including anticipated working capital requirements and projected capital expenditures, as well as for returning capital to shareholders through dividends and when the net debt leverage ratio approximates the midpoint of the target range, share repurchases in line with our leverage framework and value considerations. Refer to note 28 of the audited annual consolidated financial statements for the year ended December 28, 2025 for a discussion on the Company’s liquidity risk.

(2) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
QUARTERLY REPORT - Q2 2026 P.26

MANAGEMENT'S DISCUSSION AND ANALYSIS
8.2 Long-term debt and net debt and net debt leverage ratio

The Company's long-term debt as at June 28, 2026 is described below:

	Effective interest rate(1)	Principal amount		Maturity date
(in $ millions, or otherwise indicated)		Jun 28, 2026	Dec 28, 2025
Non-current portion of long-term debt
Revolving long-term bank credit facility, interest at variable U.S. interest rate(2)(3)	5.2%	—	240.0	Mar 2031
Senior unsecured Canadian notes, Series 1, interest at fixed rate of 4.36%, payable semi-annually	5.5%	352.1	365.6	Nov 2029
Senior unsecured Canadian notes, Series 2, interest at fixed rate of 4.71%, payable semi-annually	5.8%	140.8	146.2	Nov 2031
Senior unsecured Canadian notes, Series 3, interest at CORRA plus 1.26%, payable quarterly	5.1%	105.6	109.7	Mar 2028
Senior unsecured Canadian notes, Series 4, interest at fixed rate of 3.630%, payable semi-annually	5.4%	140.8	146.2	Mar 2028
Senior unsecured Canadian notes, Series 5, interest at fixed rate of 4.149%, payable semi-annually	5.6%	246.5	255.9	Nov 2030
Senior unsecured U.S., Series 1, interest at fixed rate of 4.70%, payable semi-annually	4.7%	600.0	600.0	Oct 2030
Senior unsecured U.S., Series 2, interest at fixed rate of 5.40%, payable semi-annually	5.4%	600.0	600.0	Oct 2035
Term loan, interest at variable U.S. interest rate, payable monthly(5)	5.2%	300.0	300.0	Aug 2029
Term loan, interest at variable U.S. interest rate, payable monthly(5)	5.3%	600.0	600.0	Dec 2028
Term loan, interest at variable U.S. interest rate, payable monthly(5)	5.2%	500.0	500.0	Dec 2027
		3,585.8	3,863.6
Current portion of long-term debt
U.S. commercial paper program(6)	4.3%	495.2	—	Varies(6)
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(7)	2.9%	100.0	100.0	Aug 2026
Notes payable, interest at Adjusted SOFR plus a spread of 1.57%, payable quarterly(7)(8)	2.9%	50.0	50.0	Aug 2026
Term loan, interest at variable U.S. interest rate, payable monthly(2)(4)	4.8%	300.0	300.0	Jun 2026
		945.2	450.0
Long-term debt (including current portion)		4,531.0	4,313.6
(1)Represents the annualized effective interest rate for the six months ended June 28, 2026, including the impact of interest rate swaps and cross currency interest rate swaps, where applicable.
(2)Secured Overnight Financing Rate (SOFR) advances plus a spread ranging from 1% to 3%.
(3)The Company’s committed unsecured revolving long-term bank credit facility of $1.6 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the adjusted Term SOFR is a function of the Company's credit rating (as defined in the credit facility agreement and its amendments). In addition, an amount of $29.2 million (December 28, 2025 - $30.7 million) has been committed against this facility to cover various letters of credit.
(4)The unsecured term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the term loan agreements and its amendments). Subsequent to quarter end, the term loan was fully repaid on its maturity date of June 30, 2026, with funds from operating activities.
(5)The term loan facility can be prepaid in whole or in part at any time with no penalties. U.S. Base Rate Advances at U.S. Base rates or SOFR advances plus a spread ranging from 1% to 2% based on the Company's credit rating (as defined in the term loan agreements and its amendments).
(6)The aggregate principal amount outstanding thereunder at any time is limited to $1.6 billion. The U.S. commercial paper program is supported by the Company’s committed unsecured revolving credit facility. The U.S. commercial paper notes are short-term notes with maturity of 397 days or less with an interest rate fixed at the time of issuance from time to time. The 4.3% effective interest rate represents the weighted-average interest rate on these borrowings.
(7)The unsecured notes issued to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.
(8)Adjusted SOFR rate is determined on the basis of floating rate notes that bear interest at a floating rate plus a spread of 1.57%.

QUARTERLY REPORT - Q2 2026 P.27

MANAGEMENT'S DISCUSSION AND ANALYSIS
The Series 1 Canadian notes and Series 2 Canadian notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the combined principal at US$500 million and the interest at 5.49% and 5.765% respectively. Interest on these senior unsecured Canadian notes is payable semi-annually.

On March 13, 2025, the Company issued floating rate Series 3 senior unsecured notes ("Series 3 Canadian notes") with a principal amount of $150 million in Canadian dollars ($104 million in U.S. dollars), which will mature on March 13, 2028. The Series 3 floating rate notes were issued at par and bear interest at a rate equal to the daily compounded CORRA plus 1.26% annually. On the same date, the Company issued at par, 3.630% Series 4 senior unsecured notes ("Series 4 Canadian notes") with a principal amount of $200 million in Canadian dollars ($139 million in U.S. dollars), which will mature on March 13, 2028. Additionally, on the same date, the Company issued 4.149% Series 5 senior unsecured notes ("Series 5 Canadian notes") with a principal amount of $350 million in Canadian dollars ($243 million in U.S. dollars), which will mature on November 22, 2030. The notes were offered in Canada on a private placement basis.

The Series 3 Canadian notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the principal at US$104 million and converts the interest payment to SOFR plus 1.405%.

The Series 4 Canadian notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the principal at US$139 million. The Series 4 notes also have a fixed-to-floating interest rate swap to convert the fixed interest rate to SOFR plus 1.425%.

The Series 5 Canadian notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the principal at US$243 million and the interest at 5.635%.

All of these hedging instruments relating to the Senior unsecured notes are for the same duration as the hedged note.

On August 13, 2025, the Company entered into a debt commitment letter providing for certain debt financing, the proceeds of which were expected to be used, to fund the cash portion of the consideration for the Hanes acquisition, repay certain of Hanes' existing indebtedness and pay expenses incurred in connection with the acquisition. The financing was initially comprised of a bridge facility in an aggregate principal amount of $1.2 billion and term loans in an aggregate principal amount of $1.1 billion, consisting of a $500 million 2-year term loan and a $600 million 3-year term loan (the “New Term Loan Facility”). On September 10, 2025, the Company entered into a joinder to the debt commitment letter pursuant to which a portion of the commitments in respect of the bridge facility and New Term Loan Facility were syndicated to certain other financial institutions. The bridge facility commitment was subsequently terminated in the fourth quarter of 2025 upon closing of the offering by the Company of $1.2 billion aggregate principal amount of senior unsecured notes as described below.

On October 7, 2025, the Company issued 4.700% Series 1 U.S. senior unsecured notes ("Series 1 U.S. notes") with a principal amount of $600 million, which will mature on October 7, 2030. Additionally, on the same date, the Company issued 5.400% Series 2 U.S. senior unsecured notes ("Series 2 U.S. notes") with a principal amount of $600 million, which will mature on October 7, 2035. The notes were offered in the United States on a private placement basis.

On December 1, 2025, the Company entered into an unsecured committed 2-year term loan agreement for a total principal amount of $500 million and an unsecured committed 3-year term loan agreement for a total principal amount of $600 million, under the New Term Loan Facility. In the event of a sale of HAA, the net proceeds from such disposition will be required to be used to repay indebtedness under this facility in accordance with its terms.

The New Term Loan Facility is non-revolving and bears interest, at the Company's option, at Term SOFR plus a 0.10% adjustment plus an applicable margin of approximately 1.45% for the 2-year term loan and 1.58%, for the 3-year term loan, which applicable margin varies depending on the Company's public debt ratings (as defined in the term loan agreement). The 2-year term loan will mature two years after closing of the New Term Loan Facility on December 1, 2027 and the 3-year term loan will mature three years after closing of the New Term Loan Facility on December 1, 2028. The term loans include covenants substantially similar to those under Gildan’s existing credit agreements.

QUARTERLY REPORT - Q2 2026 P.28

MANAGEMENT'S DISCUSSION AND ANALYSIS
On September 16, 2025, the Company amended its unsecured revolving long-term bank credit facility to increase the aggregate revolving commitments from $1 billion to $1.2 billion for effectiveness on December 1, 2025.

On March 20, 2026 the Company amended its unsecured revolving long-term bank credit facility to increase the aggregate revolving commitments from $1.2 billion to $1.6 billion, effective the same date.

On May 15, 2026, the Company established a commercial paper program in the United States on a private placement basis. The commercial paper program allows the Company to issue, at its discretion, unsecured commercial paper notes with maturities not exceeding 397 days. The aggregate principal amount of unsecured commercial paper notes outstanding at any given time thereunder cannot exceed $1.6 billion. The U.S. commercial paper program is supported by the Company’s committed unsecured revolving credit facility. As at June 28, 2026, the Company had total commercial paper borrowings of U.S. $495 million, presented in "Current portion of long-term debt" on the Company's condensed interim consolidated statements of financial position (December 28, 2025 - nil). The weighted average interest rate on these borrowings was 4.3% as at June 28, 2026.

The Company presents issuances and repayments of commercial paper, all of which have a maturity of less than 30 days, in the Company's condensed interim consolidated statements of cash flows on a net basis.

Under the terms of the revolving facility, term loan facilities and U.S. private notes, the Company is required to comply with certain covenants, including maintenance of financial ratios. The Company was in compliance with all financial covenants at June 28, 2026. The Company expects to maintain compliance with its covenants over the next twelve months, based on its current expectations and forecasts.

(in $ millions)	Jun 28, 2026	Dec 28, 2025

Long-term debt (including current portion)	4,531.1	4,313.7
Bank indebtedness	—	—
Foreign currency component of derivative financial instrument on Canadian Senior unsecured notes	0.4	(37.4)
Lease obligations (including current portion)	322.4	314.5
Lease obligations (including current portion) included in liabilities held for sale	113.3	121.3
Total debt(1)	4,967.2	4,712.1
Cash and cash equivalents	(268.3)	(284.5)
Cash and cash equivalents included in assets held for sale	(10.0)	(10.5)
Net debt(1)	4,688.9	4,417.1
(1) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio as defined in section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A. Gildan’s net debt leverage ratio as at June 28, 2026 was 3.2 times (3.0 times at December 28, 2025). As a result of the closing of the Hanes acquisition, our net debt leverage ratio exceeded our stated target range. Accordingly, we paused our share repurchases starting in August 2025, and we expect share repurchases to resume when the net debt leverage ratio approximates the midpoint of the target range. The Company’s net debt leverage ratio is calculated as follows:
QUARTERLY REPORT - Q2 2026 P.29

MANAGEMENT'S DISCUSSION AND ANALYSIS

(in $ millions, or otherwise indicated)	Jun 28, 2026	Dec 28, 2025

Adjusted EBITDA for the trailing twelve months (excluding discontinued operations) (1)	1,155.7	926.3
Adjustment for:
Business acquisitions(3)	308.1	564.8
Pro-forma adjusted EBITDA for the trailing twelve months	1,463.8	1,491.1
Net debt(1)	4,688.9	4,417.1
Net debt leverage ratio(1)(2)	3.2	3.0
(1) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
(2) The Company's net debt to EBITDA ratio for purposes of its term loans and revolving facility was 3.2x as at June 28, 2026 and for purposes of U.S. private placement notes was 3.7x at June 28, 2026 (3.1x and 3.4x respectively at December 28, 2025).
(3) Includes the adjusted EBITDA of Hanes for the period beginning June 30, 2025 and ending November 30, 2025 (including HAA), and the adjusted EBITDA of the HAA business (which was classified as discontinued operations as at the date of acquisition) for the period beginning on December 1, 2025 and ending on June 28, 2026, excluding the impact of the impairment loss of $153.0 million on the assets held for sale of HAA to write them down to their estimated fair value less costs to sell. The adjusted EBITDA of Hanes and of HAA varies from the definition of the Company’s adjusted EBITDA as presented in this MD&A in certain respects. The adjusted EBITDA of Hanes (including HAA) was calculated using EBITDA previously reported by Hanes (excluding adjustments made by HanesBrands to align the presentation in its public filings with the definition used in its then credit agreement), and is adjusted to comply with IFRS and Gildan's accounting policies, and includes on a proforma basis the impact of the purchase price allocation for the acquisition of HanesBrands, including fair value adjustments determined provisionally and the impact of reduced compensation and director fees from post-acquisition severance.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The total net debt to EBITDA ratios (as defined in the credit facility agreement and its amendments, and in the U.S. private placement note agreement) vary from the definition of the Company’s non-GAAP ratio and non-GAAP financial measures “net debt leverage ratio” and “adjusted EBITDA” respectively, as presented in this MD&A in certain respects. The definitions in the loan and note agreements are based on accounting for all leases in accordance with previous accounting principles whereby the Company’s leases for premises were accounted for as operating leases, while the Company’s reported net debt leverage ratio reflects lease accounting in accordance with the Company’s current accounting policies. In addition, adjustments permitted to EBITDA in the loan and note agreements vary from the adjustments used by the Company in calculating its adjusted EBITDA non-GAAP financial measure. As a result of these differences, our total net debt to EBITDA ratio for purposes of our term loans and revolving facility was 3.2x (3.1x at December 28, 2025), and for purposes of our U.S. private placement note agreements was 3.7x at June 28, 2026 (3.4x at December 28, 2025).

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue or repurchase shares, or undertake other activities as deemed appropriate under specific circumstances.

QUARTERLY REPORT - Q2 2026 P.30

MANAGEMENT'S DISCUSSION AND ANALYSIS
8.3 Off-balance sheet arrangements and maturity analysis of contractual obligations

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. The following table sets forth the maturity of our contractual obligations by period as at June 28, 2026.

(in $ millions)	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years

Accounts payable and accrued liabilities	1,032.1	1,032.1	1,032.1	—	—	—
Long-term debt(1)	4,531.1	4,531.1	945.2	1,346.5	1,498.6	740.8
Interest obligations(2)	—	861.8	211.6	344.9	163.4	141.9
Purchase and other obligations(3)	—	838.4	499.4	201.7	93.7	43.6
Lease obligations	322.4	387.6	77.6	120.6	68.2	121.2
Total contractual obligations	5,885.6	7,651.0	2,765.9	2,013.7	1,823.9	1,047.5
(1) See Section 8.2 "Long-term debt and net debt and net debt leverage ratio" for additional details on the Company's long-term debt (including the current portion thereof).
(2) Interest obligations include expected interest payments on long-term debt as at June 28, 2026 (assuming balances remain outstanding through to maturity). For variable rate debt, the Company has applied the rate applicable at June 28, 2026 to the currently established maturity dates. These amounts include the effects of the hedging instruments.
(3) Purchase and other obligations includes commitments to purchase raw materials and equipment, as well as minimum royalty obligations and other contractual commitments.

As disclosed in note 26 to our fiscal 2025 audited annual consolidated financial statements, we have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of our subsidiaries do not perform their contractual obligations. As at June 28, 2026, the maximum potential liability under these guarantees was $153 million, of which $76 million was for surety bonds and $77 million was for financial guarantees and standby letters of credit.

8.4 Derivative instruments

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates, commodity prices, interest rates, and changes in the price of our common shares under our share-based compensation plans. Derivative financial instruments are not used for speculative purposes. As at June 28, 2026, the Company’s outstanding derivative financial instruments (most of which are designated as effective hedging instruments) consist of foreign exchange and commodity forward, option, cross currency and interest rate swap contracts on senior notes, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the Company's term loans and unsecured notes. For more information about our derivative financial instruments, please refer to notes 10 and 11 to the unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 28, 2026.

8.5 Outstanding share data

Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at July 27, 2026, there were 185,191,848 common shares issued and outstanding along with 27,999 stock options and 1,613,908 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a predetermined option exercise price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, subject to the attainment of performance conditions, without any monetary consideration being paid to the Company. Treasury RSUs are primarily used as part of special long-term plans, to attract candidates or for retention purposes, and their vesting conditions, including any performance objectives, and are determined by the Board of Directors at the time of grant.

QUARTERLY REPORT - Q2 2026 P.31

MANAGEMENT'S DISCUSSION AND ANALYSIS
8.6 Declaration of dividend

On July 29, 2026, the Board of Directors declared a cash dividend of $0.249 per share for an expected aggregate payment of $46 million which will be paid on September 14, 2026 on all of the issued and outstanding common shares of the Company, ratably and proportionately, to the holders of record on August 20, 2026. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

As part of the Company's capital allocation framework as described in section 8.1 of this MD&A, the Board of Directors considers several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows for working capital requirements, capital expenditures, debt covenant and repayment obligations, capital requirements, the macro-economic environment, and present and/or future regulatory and legal restrictions.

The Company's dividend payout policy and the declaration of dividends are subject to the discretion of the Board of Directors and, consequently, there can be no assurances that Gildan's dividend policy will be maintained or that dividends will be declared in respect of any quarter or other future periods. The declaration of dividends by the Board of Directors is ultimately dependent on the Company’s operations and financial results which are, in turn, subject to various assumptions and risks, including those set out in this MD&A.

8.7 Normal course issuer bid (NCIB)

As discussed in section 8.1 "Capital allocation framework" of this MD&A, we have paused our share repurchases until our net debt leverage ratio approximates the midpoint of the target range. As such the NCIB program, which expired on August 8, 2025, has not been renewed.

9.0 LEGAL PROCEEDINGS

9.1 Claims and litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

We record a liability when we believe that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Significant judgment is required to determine both the probability of having incurred a liability and the estimated amount of the liability. We review these matters at least quarterly and adjust these liabilities to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other updated information and events, pertaining to a particular case.

10.0 FINANCIAL RISK MANAGEMENT

The Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, interest rate risk, commodity price risk, as well as risks arising from changes in the price of our common shares under our share-based compensation plans. Please refer to note 28 of the audited annual consolidated financial statements for the year ended December 28, 2025 for additional details, and for more information about our derivative financial instruments, please refer to notes 10 and 11 of the unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 28, 2026.

QUARTERLY REPORT - Q2 2026 P.32

MANAGEMENT'S DISCUSSION AND ANALYSIS

11.0 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our material accounting policies are described in note 3 to our fiscal 2025 audited annual consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

11.1 Critical judgments in applying accounting policies

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

•Business acquisitions
•Determination of cash-generating units (CGUs)
•Inventories
•Income taxes

12.0 ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED

12.1 Accounting policies

The Company’s unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 28, 2026 were prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The Company applied the same accounting policies in the preparation of the unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 28, 2026 as those disclosed in note 3 of its fiscal 2025 audited annual consolidated financial statements, except for the adoption of new or amended accounting standards effective as of December 29, 2025 as described below.

On December 29, 2025, the Company adopted the following new or amended accounting standards:
IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”)
In May 2024, IASB issued limited amendments to IFRS 9 and IFRS 7. These amendments provide clarity on the timing of recognition and derecognition of financial assets and liabilities, the assessment of contractual cash flow characteristics, and the resulting classification and disclosure of financial assets with environmental, social, and governance-linked or other contingent features. Additionally, the amendments clarify that a financial liability is derecognized on the settlement date, with the accounting policy choice to derecognize a financial liability settled using an electronic payment system before the settlement date, provided specific conditions are met. Additional disclosures are required for financial instruments with contingent features and investments in equity instruments designated at fair value through other comprehensive income with these amendments. These amendments are effective for annual reporting periods beginning on or after January 1, 2026. The adoption of these standards, at the beginning of this interim period, was applied prospectively, in accordance with the respective transition provisions. The prospective application means that the new requirements are applied only to transactions, events, or balances occurring after the date of initial application, with no restatement of prior periods. The adoption of these standards did not have an impact on the Company’s condensed interim consolidated financial statements. As a result, there were no adjustments to the opening balances of assets, liabilities, or equity as at the date of initial application.

QUARTERLY REPORT - Q2 2026 P.33

MANAGEMENT'S DISCUSSION AND ANALYSIS
12.2 New accounting standards and interpretations not yet applied
IFRS 18 Presentation and Disclosure in Financial Statements
On April 9, 2024, the IASB issued IFRS 18 to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged. The standard sets out requirements on presentation and disclosures in financial statements. It introduces a defined structure for the statement of income composed of required categories and subtotals. The standard also introduces specific disclosure requirements for management-defined performance measures and a reconciliation between these measures and the most similar subtotal specified in IFRS, which must be disclosed in a single note. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of IFRS 18 on its consolidated financial statements.

13.0 INTERNAL CONTROL OVER FINANCIAL REPORTING

Changes in internal controls and procedures
There have been no changes in the Company’s internal control over financial reporting that occurred during the period beginning on March 30, 2026 and ended on June 28, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. As disclosed in our 2025 Annual MD&A, we have limited the scope of our evaluation of internal controls over financial reporting (ICFR) to exclude controls over financial reporting of Hanes, a subsidiary acquired by the Company in connection with an acquisition consummated on December 1, 2025. In addition, we have also limited the scope of our evaluation of disclosure controls and procedures (DC&P) to exclude disclosure controls and procedures of Hanes. The net sales originating from the financial records of Hanes which were included in the condensed interim consolidated results of the Company for the three and six months period ended June 28, 2026 represented approximately 44% and 45% respectively of total net sales. Hanes accounted for approximately $2,105 million of current assets, $3,712 million of non-current assets, $865 million of current liabilities, and $1,692 million of non-current liabilities, in the Company's condensed interim consolidated statement of financial position as at June 28, 2026.

14.0 RISKS AND UNCERTAINTIES

In note 28 of our 2025 audited annual consolidated financial statements we describe certain risks related to financial instruments and in our 2025 Annual MD&A under the section “Risks and uncertainties”, we describe the principal risks that could have a material and adverse effect on our financial condition, results of operations or business, cash flows, or the trading price of our common shares, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows, or business. The risks described in our 2025 Annual MD&A include:

•Our ability to implement our growth strategies and plans
•Our ability to compete effectively
•Our ability to integrate acquisitions
•We may be negatively impacted by changes in general economic and financial conditions
•We rely on a small number of significant customers
•Our customers do not commit to purchase minimum quantities
•Our ability to anticipate, identify, or react to changes in consumer preferences and trends
•Our ability to manage production and inventory levels effectively in relation to changes in customer demand
•We may be negatively impacted by fluctuations and volatility in the price of raw materials used to manufacture our products
•We rely on key suppliers
•The success of our marketing, promotional, and innovation programs
•The Company's level of indebtedness could have a variety of consequences on the Company's business and operations
•We may be negatively impacted by climate, political, social, and economic risks, natural disasters, pandemics, and endemics in the countries in which we operate or from which we source production
•Compliance with laws and regulations in the various countries in which we operate and the potential negative effects of litigation and/or regulatory actions
QUARTERLY REPORT - Q2 2026 P.34

MANAGEMENT'S DISCUSSION AND ANALYSIS
•We rely on certain international trade (including multilateral and bilateral) agreements and preference programs and are subject to evolving international trade regulations
•Factors or circumstances that could increase our effective income tax rate
•Compliance with environmental and health and safety regulations
•Global climate change could have an adverse impact on our business
•Compliance with product safety regulations
•We may be negatively impacted by changes in our relationship with our employees or changes to domestic and foreign employment regulations
•We may experience negative publicity as a result of actual, alleged, or perceived violations of labour laws or international labour standards, unethical labour, and other business practices
•Our ability to protect our intellectual property rights
•Our ability to protect the strength and reputation of our brands
•We rely significantly on our information systems for our business operations
•We may be negatively impacted by data security breaches or data privacy violations
•Rapid developments in artificial intelligence (AI) could adversely impact our business
•We depend on key management and our ability to attract and/or retain key personnel

In late February 2026, the United States and Israel launched military operations against Iran, resulting in an armed conflict that has caused significant disruption to the Middle East region as well as the global energy markets and international shipping, including the closure of the Strait of Hormuz. Such disruptions have caused increased global uncertainty, significant disruptions in global energy markets and inflationary conditions arising from elevated energy costs. The ongoing energy markets situation may cause important disruptions to our operations, including in Bangladesh, given their reliance on imported fuels, particularly diesel and natural gas. Disruptions in the global energy markets could cause shortages of diesel and natural gas, outages or shutdowns at certain of our facilities or those of our suppliers and customers, extended lead times for delivery of raw materials, as well as, in certain cases, additional costs and production slowdowns, which, in turn, could have a material adverse effect on our financial condition, results of operations, business or cash flows.

In addition, the Company is also subject to the various risks and uncertainties relating to the pending HAA sale transaction, including risks relating to the timing and completion thereof (including risks relating to receipt of required regulatory approvals and the satisfaction or waiver of applicable closing conditions).

See section 3.4 “Recent Events” for a discussion on the tariffs imposed by the U.S. administration and related risks and uncertainties.

15.0 DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES AND RELATED RATIOS

We use non-GAAP financial measures, as well as non-GAAP ratios to assess our operating and financial performance, financial condition and leverage, and liquidity. The terms and definitions of the non-GAAP financial measures used in this MD&A and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP financial measures are presented on a consistent basis for all periods presented in this MD&A. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

QUARTERLY REPORT - Q2 2026 P.35

MANAGEMENT'S DISCUSSION AND ANALYSIS
Non-GAAP financial measures and related ratios
In this MD&A we use the following non-GAAP financial measures (on a continuing operations basis): adjusted net earnings, adjusted earnings before income taxes, adjusted income tax expense, adjusted gross profit, adjusted SG&A expenses, adjusted operating income, adjusted EBITDA. We also use the following non-GAAP ratios (on a continuing operations basis): adjusted diluted EPS, adjusted effective income tax rate, adjusted gross margin, adjusted SG&A expenses as a percentage of net sales, and adjusted operating margin. These financial metrics are used to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating and financial performance, and because we believe such measures provide meaningful information on the Company’s operating and financial performance and financial condition. Excluding these items does not imply they are non-recurring. Free cash flow is a non-GAAP financial measure that is presented including both continuing and discontinued operations, as this best represents the measure of the Company's ability to pay off incurred debt to manage its capital structure. We also use non-GAAP financial measures which include both total debt and net debt (including assets and liabilities held for sale), net debt leverage ratio (including assets and liabilities held for sale and both continuing and discontinued operations), as well as working capital excluding assets and liabilities held for sale.

Certain adjustments to non-GAAP measures
As noted above certain of our non-GAAP financial measures and ratios exclude the variation caused by certain adjustments that affect the comparability of the Company's operating and financial results and could potentially distort the analysis of trends in its business performance. The non-GAAP financial measures referred to in this MD&A are presented for continuing operations (unless otherwise noted) and therefore exclude the results from discontinued operations. Discontinued operations include the results from the HAA operations, which have been classified as held for sale and reported as discontinued operations as of December 1, 2025, the date of closing of the Hanes acquisition. The classification of HAA as held for sale has no impact on the comparative periods and financial measures previously reported by the Company since the acquisition of HanesBrands was completed in the fourth quarter of 2025 and results from the HanesBrands operations (including HAA) were therefore not included in the Company's results in respect of prior financial years or interim periods. Adjustments which impact more than one non-GAAP financial measure and ratio are explained below:

Restructuring and acquisition-related costs
Restructuring and acquisition-related costs are comprised of costs directly related to significant exit activities, including the closure of business locations and sale of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions. Restructuring and acquisition-related costs are included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted earnings before income taxes, adjusted diluted EPS, and adjusted EBITDA. For the three months and six months ended June 28, 2026, restructuring and acquisition-related costs of $90.0 million and $151.0 million, respectively, (2025 - $8.1 million and $13.1 million) were recognized. Subsection 5.4.4 entitled “Restructuring and acquisition-related costs” in this MD&A contains a detailed discussion of these costs.
Inventory fair value step-up cost recorded as part of the Hanes business acquisition
In accordance with IFRS 3 Business Combinations, acquired inventory must be recognized and measured at its acquisition-date fair value. This fair value measurement for work in progress and finished goods inventory (based on estimated selling prices in the ordinary course of business, minus the sum of the costs completion of production of the inventory, selling and a reasonable profit margin for the completion and selling effort) resulted in an increase to Hanes’ historical carrying amount of inventory recognized in the purchase price allocation. Such amount, is subsequently recognized as an increase to cost of goods sold in the months following the acquisition as goods resulting from such inventory are sold ($85.6 million and $191.9 million for the three and six months ends June 28, 2026, respectively). The residual step up cost, of $10 million, is expected to turn over within approximately two months. As a result, this adjustment is not expected to recur beyond one year. The impact of this step-up cost was included as an adjustment in arriving at adjusted gross profit, adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted earnings before income taxes, adjusted income tax expense, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.
QUARTERLY REPORT - Q2 2026 P.36

MANAGEMENT'S DISCUSSION AND ANALYSIS
Costs relating to proxy contest and leadership changes and related matters
On December 11, 2023, the Company’s then Board of Directors (the “Previous Board”) announced the termination of the Company’s President and Chief Executive Officer, Glenn Chamandy. On such date, the Previous Board appointed Vince Tyra as President and Chief Executive Officer, and Mr. Tyra took office in the first quarter of fiscal 2024, effective on January 15, 2024. Following the termination of Mr. Chamandy, shareholder Browning West and others initiated a campaign and proxy contest against the Previous Board, proposing a new slate of Directors and requesting the reinstatement of Mr. Chamandy as President and Chief Executive Officer. In the second quarter of 2024, on April 28, 2024, in advance of the May 28, 2024, Annual General Meeting of Shareholders (“Annual Meeting”), the Previous Board announced a refreshed Board of Directors (“Refreshed Board”) that resulted in the immediate replacement of five Directors, with two additional Directors staying on temporarily but not standing for re-election at the Annual Meeting. On May 23, 2024, five days prior to the Annual Meeting, the Refreshed Board and Mr. Tyra resigned, along with Arun Bajaj, the Company’s Executive Vice-President, Chief Human Resources Officer (CHRO) and Legal Affairs. The Refreshed Board appointed Browning West's nominees to the Board of Directors (the “New Board”), effective as of that date. On May 24, 2024, the New Board reinstated Mr. Chamandy as President and Chief Executive Officer. On May 28, 2024, the New Board was elected by shareholders at the Annual Meeting. The Company incurred significant expenses primarily at the direction of the Previous Board and the Refreshed Board, including: (i) legal, communication, proxy advisory, financial and other advisory fees relating to the proxy contest and related matters and the termination and subsequent reinstatement of Mr. Chamandy; (ii) legal, financial and other advisory fees with respect to a review process initiated by the Previous Board following receipt of a confidential non-binding expression of interest to acquire the Company; (iii) special senior management retention awards; (iv) severance and termination benefits relating to outgoing executives; and (v) incremental director meeting fees and insurance premiums. In addition, subsequent to the Annual Meeting, the Corporate Governance and Social Responsibility Committee (the “CGSRC”) recommended to the New Board, and the New Board approved, back-pay compensation for Mr. Chamandy (who did not receive any severance payment following his termination on December 11, 2023), relating to his reinstatement, including the reinstatement of share-based awards that were canceled by the Previous Board.

The total costs relating to these non-recurring events (“Costs relating to proxy contest and leadership changes and related matters”) amounted to $0.8 million and $1.6 million for the three months and six months ended June 28, 2026 (2025 - $1.1 million and $2.0 million), respectively, as itemized in the table below with corresponding footnotes. Such costs are included in selling, general and administrative expenses. The impact of the below charges is included as adjustments in arriving at adjusted SG&A expenses, adjusted SG&A expenses as a percentage of net sales, adjusted operating income, adjusted operating margin, adjusted earnings before income taxes, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

	Three months ended		Six months ended
(in $ millions)	Jun 28, 2026	Jun 29, 2025	Jun 28, 2026	Jun 29, 2025

Advisory fees on shareholder matters(1)	0.8	1.1	1.6	1.7
Incremental costs relating to the Previous Board and Refreshed Board(2)	—	—	—	0.1
Special retention awards, net of jobs credit(3)	—	—	—	0.2
Costs relating to proxy contest and leadership changes and related matters	0.8	1.1	1.6	2.0
(1) Relates to advisory, legal and other expenses for the proxy contest and related shareholder matters.
(2) The Company incurred nil for both the three and six months ended June 28, 2026 (2025 - nil and $0.1 million, respectively), of incremental costs relating to the Previous Board and Refreshed Board. The 2025 charge related to the increase in the value of unpaid deferred share units (DSUs).
(3) Stock-based compensation expenses relating to special retention awards, net of jobs credit, were nil for both the three and six months ended June 28, 2026 (2025 - nil and $0.2 million, respectively).

QUARTERLY REPORT - Q2 2026 P.37

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted net earnings and adjusted diluted EPS from continuing operations
Adjusted net earnings from continuing operations are calculated as net earnings from continuing operations before restructuring and acquisition-related costs, impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership related matters, bridge facility commitment fees, inventory fair value step-up cost recorded as part of the Hanes business acquisition, net interest incurred on bond issuance previous to Hanes transaction close, gain on debt redemption, net of debt breakage fee and income tax expense or recovery relating to these items. Adjusted net earnings from continuing operations also excludes income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate, and income tax recoveries relating to foreign income tax credits on acquisition-related actions. Adjusted diluted EPS from continuing operations is calculated as adjusted net earnings from continuing operations divided by the diluted weighted average number of common shares outstanding for the period. The Company uses adjusted net earnings from continuing operations and adjusted diluted EPS from continuing operations to measure its net earnings from continuing operations performance from one period to the next, and in making decisions regarding the ongoing operations of its business, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its net earnings and diluted EPS and could potentially distort the analysis of net earnings trends in its business performance. The Company believes adjusted net earnings from continuing operations and adjusted diluted EPS from continuing operations are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Six months ended
(in $ millions, except per share amounts)	Jun 28, 2026	Jun 29, 2025	Jun 28, 2026	Jun 29, 2025

Net earnings from continuing operations	90.4	137.9	35.3	222.6
Adjustments for:
Restructuring and acquisition-related costs	90.0	8.1	151.0	13.1
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	85.6	—	191.9	—
Costs relating to proxy contest and leadership changes and related matters	0.8	1.1	1.6	2.0
Income tax (recovery) relating to the above-noted adjustments	(28.9)	(1.2)	(61.8)	(1.9)
Adjusted net earnings from continuing operations	237.9	145.9	318.0	235.8

Basic EPS from continuing operations	0.49	0.91	0.19	1.47
Diluted EPS from continuing operations	0.49	0.91	0.19	1.47
Adjusted diluted EPS from continuing operations(2)	1.28	0.97	1.72	1.56
(1) This is a non-GAAP ratio. It is calculated as adjusted net earnings from continuing operations divided by the diluted weighted average number of common shares outstanding.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q2 2026 P.38

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted earnings before income taxes, adjusted income tax expense, and adjusted effective income tax rate
Adjusted effective income tax rate is defined as adjusted income tax expense divided by adjusted earnings from continuing operations before income taxes. Adjusted earnings before income taxes excludes discontinued operations, restructuring and acquisition-related costs, impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters, bridge facility commitment fees, inventory fair value step-up cost recorded as part of the Hanes business acquisition, net interest incurred on bond issuance previous to Hanes transaction close, and gain on debt redemption, net of breakage fee. Adjusted income tax expense (which excludes discontinued operations) is defined as income tax expense excluding tax rate changes resulting in the revaluation of deferred income tax assets and liabilities, income taxes relating to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, income tax expense relating to restructuring charges and other pretax adjustments noted above, and income tax recoveries relating to foreign income tax credits on acquisition-related actions. The Company excludes these adjustments because they affect the comparability of its effective income tax rate. The Company believes the adjusted effective income tax rate provides a clearer understanding of our normalized effective tax rate and financial performance for the current period and for purposes of developing its annual financial budgets. The Company believes that adjusted effective income tax rate is useful to investors in assessing the Company's future effective income tax rate as it identifies certain pre-tax expenses and gains and income tax charges and recoveries which are not expected to recur on a regular basis (in particular, non-recurring costs such as proxy contest and leadership changes and related matters incurred in the Company’s Canadian legal entity which do not result in tax recoveries, and tax rate changes resulting in the revaluation of deferred income tax assets and liabilities).

	Three months ended		Six months ended
(in $ millions, or otherwise indicated)	Jun 28, 2026	Jun 29, 2025	Jun 28, 2026	Jun 29, 2025

Earnings from continuing operations before income taxes	106.6	167.5	38.6	267.3
Adjustments for:
Restructuring and acquisition-related costs	90.0	8.1	151.0	13.1
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	85.6	—	191.9	—
Costs relating to proxy contest and leadership changes and related matters	0.8	1.1	1.6	2.0
Adjusted earnings before income taxes	283.0	176.7	383.1	282.4

Income tax expense	16.2	29.6	3.3	44.7
Adjustments for:
Income tax recovery relating to restructuring charges and other adjustments	28.9	1.2	61.8	1.9
Adjusted income tax expense	45.1	30.8	65.1	46.6
Average effective income tax rate(1)	15.2%	17.7%	8.5%	16.7%
Adjusted effective income tax rate(2)	15.9%	17.4%	17.0%	16.5%
(1) Average effective income tax rate is calculated as income tax expense divided by earnings before income taxes.
(2) This is a non-GAAP ratio. It is calculated as adjusted income tax expense divided by adjusted earnings before income taxes.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q2 2026 P.39

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted gross profit and adjusted gross margin
Adjusted gross profit (which excludes discontinued operations) is calculated as gross profit excluding the impact of a new adjustment incurred as a result of the inventory fair value step-up recorded in the Hanes business acquisition. Adjusted gross profit also excludes the impact of net insurance gains and the impact of the Company's strategic product line initiatives, as applicable. In accordance with IFRS 3 Business Combinations, acquired inventory must be recognized and measured at its acquisition-date fair value. This fair value measurement for work in progress and finished goods inventory (based on estimated selling prices in the ordinary course of business, minus the sum of the costs of completion production of the inventory, selling and a reasonable profit margin for the completion and selling effort) resulted in an increase to Hanes’ historical carrying amount of inventory recognized in the purchase price allocation. Such amount, is subsequently recognized as an increase to cost of goods sold in the months following the acquisition as goods resulting from such inventory are sold. The inventory is expected to turn over within approximately eight months. As a result, this adjustment is not expected to recur beyond one year. The adjusted gross margin therefore reflects the cost of sales impact of historical cost of Hanes inventory in its books that has been sold in the current period. The Company believes this adjustment enhances comparability by removing the one-time impact of purchase accounting on gross margin, providing investors with a view of performance on a consistent basis with prior periods as the inventory step-up is not indicative of ongoing operations. Adjusted gross margin is calculated as adjusted gross profit divided by net sales. The Company uses adjusted gross profit and adjusted gross margin to measure its performance from one period to the next, without the variation caused by the impacts of the inventory fair value step-up recorded in connection with the Hanes business acquisition described above. The Company excludes such item because it affects the comparability of its financial results and could potentially distort the analysis of trends in its business performance. The Company also believes adjusted gross profit and adjusted gross margin are useful to management and investors because they help identify underlying trends in our business in how efficiently the Company uses labor and materials for manufacturing goods to our customers that could otherwise be masked by the impact of net insurance gains in prior years. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Six months ended
(in $ millions, or otherwise indicated)	Jun 28, 2026	Jun 29, 2025	Jun 28, 2026	Jun 29, 2025

Gross profit	459.8	289.4	738.1	511.3
Adjustments for:
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	85.6	—	191.9	—
Adjusted gross profit	545.4	289.4	930.0	511.3
Net sales	1,582.5	918.5	2,748.4	1,630.2
Gross margin	29.1%	31.5%	26.9%	31.4%
Adjusted gross margin(1)	34.5%	31.5%	33.8%	31.4%
(1) This is a non-GAAP ratio. It is calculated as adjusted gross profit divided by net sales.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales
Adjusted SG&A expenses (which excludes discontinued operations) are calculated as selling, general and administrative expenses excluding the impact of costs relating to proxy contest and leadership changes and related matters. The Company uses adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales (which excludes discontinued operations) to measure its performance from one period to the next, without the variation caused by the impact of the items described above. Excluding these items does not imply they are non-recurring. The Company believes adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales are useful to investors because they help identify underlying trends in our business that could otherwise be masked by costs relating to the proxy contest and leadership changes and related matters, which the Company believes are unusual and non-recurring in nature. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.
QUARTERLY REPORT - Q2 2026 P.40

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three months ended		Six months ended
(in $ millions, or otherwise indicated)	Jun 28, 2026	Jun 29, 2025	Jun 28, 2026	Jun 29, 2025

SG&A expenses	193.8	81.7	412.5	169.1
Adjustments for:
Costs relating to proxy contest and leadership changes and related matters	(0.8)	(1.1)	(1.6)	(2.0)
Adjusted SG&A expenses	193.0	80.6	410.9	167.1
SG&A expenses as a percentage of net sales	12.2%	8.9%	15.0%	10.4%
Adjusted SG&A expenses as a percentage of net sales(1)	12.2%	8.8%	15.0%	10.3%
(1) This is a non-GAAP ratio. It is calculated as adjusted SG&A expenses divided by net sales.

Adjusted operating income and adjusted operating margin
Adjusted operating income (which excludes discontinued operations) is calculated as operating income before restructuring and acquisition-related costs, and excludes impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters and inventory fair value step-up cost recorded as part of the Hanes business acquisition. Management uses adjusted operating income and adjusted operating margin to measure its performance at the operating income level as we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its operating results and could potentially distort the analysis of trends in its operating income and operating margin performance. The Company believes adjusted operating income and adjusted operating margin are useful to investors because they help identify underlying trends in our business in how efficiently the Company generates profit from its primary operations that could otherwise be masked by the impact of the items noted above that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Six months ended
(in $ millions, or otherwise indicated)	Jun 28, 2026	Jun 29, 2025	Jun 28, 2026	Jun 29, 2025

Operating income	175.9	199.5	174.6	329.1
Adjustments for:
Restructuring and acquisition-related costs	90.0	8.1	151.0	13.1
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	85.6	—	191.9	—
Costs relating to proxy contest and leadership changes and related matters	0.8	1.1	1.6	2.0
Adjusted operating income	352.3	208.7	519.1	344.2
Operating margin	11.1%	21.7%	6.4%	20.2%
Adjusted operating margin(2)	22.3%	22.7%	18.9%	21.1%
(1) This is a non-GAAP ratio. It is calculated as adjusted operating income divided by net sales.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q2 2026 P.41

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted EBITDA
Adjusted EBITDA (which excludes discontinued operations) is calculated as net earnings from continuing operations before financial expenses net, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters and inventory fair value step-up cost recorded as part of the Hanes business acquisition. Management uses adjusted EBITDA, among other measures, to facilitate a comparison of the profitability of its business on a consistent basis from period-to-period and to provide a more complete understanding of factors and trends affecting our business. The Company also believes this measure is commonly used by investors and analysts to assess profitability and the cost structure of companies within the industry, as well as measure a Company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are non-recurring. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Six months ended
(in $ millions, or otherwise indicated)	Jun 28, 2026	Jun 29, 2025	Jun 28, 2026	Jun 29, 2025

Net earnings from continuing operations	90.4	137.9	35.3	222.6
Restructuring and acquisition-related costs	90.0	8.1	151.0	13.1
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	85.6	—	191.9	—
Costs relating to proxy contest and leadership changes and related matters	0.8	1.1	1.6	2.0
Depreciation and amortization	68.3	37.6	122.6	67.9
Financial expenses, net	69.3	32.0	136.0	61.9
Income tax expense	16.2	29.6	3.3	44.7
Adjusted EBITDA	420.6	246.3	641.7	412.2
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q2 2026 P.42

MANAGEMENT'S DISCUSSION AND ANALYSIS
Free cash flow
Free cash flow is defined as cash flow from operating activities, less cash flow used in investing activities for continuing and discontinued operations, excluding cash flows relating to business acquisitions/dispositions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric used by management in managing capital as it indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. Management believes that free cash flow also provides investors with an important perspective on the cash available to us to service debt, fund acquisitions, and pay dividends. In addition, free cash flow is commonly used by investors and analysts when valuing a business and its underlying assets. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. In the event of a sale of HAA, the net proceeds from such disposition will be required to be used to repay the New Term Loan Facility in accordance with its terms.

	Three months ended		Six months ended
(in $ millions)	Jun 28, 2026	Jun 29, 2025	Jun 28, 2026	Jun 29, 2025

Cash flows from operating activities	347.4	188.2	68.0	46.0
Cash flows used in investing activities	(42.9)	(34.2)	(73.3)	(57.5)
Adjustment for:
Cash flows related to business dispositions	21.9	—	21.9	—
Free cash flow(1)	326.4	154.0	16.6	(11.5)
(1) The cash flows related to discontinued operations have not been segregated. Accordingly, the cash flows provided include the results of continuing and discontinued operations
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Total debt and net debt
Total debt is defined as the total bank indebtedness, long-term debt (including any current portion), foreign currency component of derivative financial instruments related to the cross-currency swap’s notional amount, and lease obligations (including any current portion and including lease obligations included in liabilities held for sale), and net debt is calculated as total debt net of cash and cash equivalents (including cash and cash equivalents included in assets held for sale). The Company considers total debt and net debt to be important indicators for management and investors to assess the financial position and liquidity of the Company and measure its financial leverage. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Jun 28, 2026	Dec 28, 2025

Long-term debt (including current portion)	4,531.1	4,313.7
Bank indebtedness	—	—
Foreign currency component of derivative financial instrument on Canadian Senior unsecured notes	0.4	(37.4)
Lease obligations (including current portion)	322.4	314.5
Lease obligations (including current portion) included in liabilities held for sale	113.3	121.3
Total debt	4,967.2	4,712.1
Cash and cash equivalents	(268.3)	(284.5)
Cash and cash equivalents included in assets held for sale	(10.0)	(10.5)
Net debt	4,688.9	4,417.1
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q2 2026 P.43

MANAGEMENT'S DISCUSSION AND ANALYSIS
Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net debt to proforma adjusted EBITDA for the trailing twelve months, all of which are non-GAAP measures. The proforma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period, including from continuing and discontinued operations. The Company has currently set a net debt leverage target ratio of 1.5 to 2.5 times proforma adjusted EBITDA for the trailing twelve months. Upon the closing of the HanesBrands acquisition, the Company's net debt leverage ratio exceeded the stated target range, and accordingly the Company has paused its share repurchases and expects share repurchases to resume when its net debt leverage ratio approximates the midpoint of the target range. The net debt leverage ratio serves to evaluate the Company's financial leverage and is used by management in its decisions on the Company's capital structure, including financing strategy (including debt repayments), and business acquisitions and divestitures. The Company believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company, including its ability to pay off incurred debt. The Company's net debt leverage ratio differs from the net debt to EBITDA ratio that is a covenant in our loan and note agreements, and therefore the Company believes it is a useful additional measure. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Jun 28, 2026	Dec 28, 2025

Adjusted EBITDA for the trailing twelve months (excluding discontinued operations)	1,155.7	926.3
Adjustment for:
Business acquisitions(2)	308.1	564.8
Proforma adjusted EBITDA for the trailing twelve months	1,463.8	1,491.1
Net debt	4,688.9	4,417.1
Net debt leverage ratio(1)	3.2	3.0
(1) The Company's total net debt to EBITDA ratio for purposes of its term loans and revolving facility was 3.2x as at June 28, 2026 (3.1x at December 28, 2025), and for purposes of U.S. private placement notes was 3.7x at June 28, 2026 (3.4x at December 28, 2025).
Refer to section 8.2 of this MD&A.
(2) Includes the adjusted EBITDA of Hanes for the period beginning June 30, 2025 and ending November 30, 2025 (including HAA), and the adjusted EBITDA of the HAA business (which was classified as discontinued operations as at the date of acquisition) for the period beginning on December 1, 2025 and ending on June 28, 2026, excluding the impact of the impairment loss of $153.0 million on the assets held for sale of HAA to write them down to their estimated fair value less costs to sell. The adjusted EBITDA of Hanes and of HAA varies from the definition of the Company’s adjusted EBITDA as presented in this MD&A in certain respects. The adjusted EBITDA of Hanes (including HAA) was calculated using EBITDA previously reported by Hanes (excluding adjustments made by HanesBrands to align the presentation in its public filings with the definition used in its then credit agreement), and is adjusted to comply with IFRS and Gildan's accounting policies, and includes on a proforma basis the impact of the purchase price allocation for the acquisition of HanesBrands, including fair value adjustments determined provisionally and the impact of reduced compensation and director fees from post-acquisition severance.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q2 2026 P.44

MANAGEMENT'S DISCUSSION AND ANALYSIS
Working capital
Working capital is a non-GAAP financial measure and is defined as current assets less current liabilities, excluding assets and liabilities held for sale. Management believes that working capital, in addition to other conventional financial measures prepared in accordance with IFRS, provides information that is helpful to understand the financial condition of the Company. The objective of using working capital is to present readers with a view of the Company from management’s perspective by interpreting the material trends and activities that affect the short-term liquidity and financial position of the Company, including its ability to discharge its short-term liabilities as they come due. This measure is not comparable to similarly titled measures used by other public companies.

(in $ millions)	Jun 28, 2026	Dec 28, 2025

Cash and cash equivalents	268.3	284.5
Trade accounts receivable	1,076.4	955.7
Inventories	2,168.3	2,370.2
Prepaid expenses, deposits and other current assets	214.6	140.3
Accounts payable and accrued liabilities	(1,032.1)	(1,264.2)
Income tax payable	(31.5)	(80.8)
Current portion of lease obligations	(57.6)	(59.8)
Current portion of long-term debt	(945.2)	(450.0)
Total working capital	1,661.2	1,895.9
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.
QUARTERLY REPORT - Q2 2026 P.45